FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2008
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

August 8, 2008

TO:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
Autorité des marches financiers
Toronto Stock Exchange
Dear Sir or Madam:

Re: Wex Pharmaceuticals Inc., Change of Auditor Notice
We have read the Change of Auditor Notice dated August 5, 2008 from Wex Pharmaceuticals Inc. (the “Notice”), delivered to us pursuant to National Instrument 51-102-Continuous Disclosure Obligations.
In this regard, we confirm that we are in agreement with the information contained in that Notice based on our knowledge of the information that we have on the Company at this time.
Yours truly,
MANNING ELLIOTT LLP

Deloitte & Touche LLP Place Ville Marie Suite 3000 Montreal QC H3B 4TS Canada

Tel: 514-393-5246 Fax: 514-390-4113 www.deloitte.ca
August 6, 2008
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Toronto Stock Exchange
WEX Pharmaceuticals Inc.
700 West Fender Street, Suite 1601
Vancouver BC V6C 108
Manning Elliott LLP
Chartered Accountants
1050 West Pender Street, Suite
1100 Vancouver BC V6E 3S7
Dear Sirs:
Re: WEX Pharmaceuticals Inc.
We confirm that we have reviewed the Notice of Change of Auditor dated August 5, 2008 prepared by WEX Pharmaceuticals Inc. and forwarded to us in accordance with National Instrument 51-102 and, based upon the information known to us at this time, we agree with the information contained in the notice.
Yours truly,
Chartered Accountants

Per:
Philippe Leroux, CA
Audit Partner
Deloitte & Touche LLP

Member of Deloitte Touche Tohmatsu

WEX PHARMACEUTICALS INC.	Listed:
Suite 1601 — 700 West Pender Street, Vancouver, 8 C. Canada, V6C 1 G8 Tel: 604-6838880 Fax: 604-683-8868 Toll Free: 1-800-722-7549 World Wide Web: httpJ/www.wexpharma.com E-Mail wex@wexoharma.com	Toronto Stock Exchange Canada Trading Symbol WXI
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Toronto Stock Exchange
Manning Elliott LLP
Chartered Accountants
1100 — 1050 West Pender Street
Vancouver, BC V6E 3S7
Deloitte & Touche LLP
Chartered Accountants
2800 — 1055 Dunsmuir Street
Vancouver, BC V7X 1P4
NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102
WEX Pharmaceuticals Inc. (the “Company”) wishes to advise that the Company’s auditor, Manning Elliott LLP, has resigned effective August 01, 2008 at the request of the Company.
The resignation of Manning Elliott LLP and the appointment of Deloitte & Touche LLP, as successor auditor to fill the vacancy in the position of auditor have been considered and approved by the Company’s audit committee and by the board of directors. The Company’s audit committee and board of directors have reviewed the documents relating to the change of auditor.
There have been no reservations contained in the audit reports of Manning Elliott LLP, for the two most recently completed fiscal years and any subsequent period. There are no reportable events between the Company and Manning Elliott LLP, and there have been no qualified opinions or denials of opinion of Manning Elliott LLP.
Dated at Vancouver, British Columbia, this 5th day of August, 2008.
WEX PHARMACEUTICALS INC.
Bin Huang
President and Chief Executive Officer

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
August 13, 2008
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX REPORTS FIRST QUARTER RESULTS
Vancouver, BC (August 13, 2008) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) reported events and financial results for the three-month period ended June 30, 2008. All amounts, unless specified otherwise, are in Canadian dollars.
First Quarter Events
•
In April 2008, the Company announced the enrolment and dosing of the first patient in a Phase III clinical trial of TTX in cancer pain (TEC-006). This multi-centre, randomized, double-blind, and placebo-controlled trial will include approximately 120 patients with moderate to severe cancer-related pain.

•
In June 2008, WEX appointed Dr. Jean Bourgouin to the position of Chief Scientific Officer. Dr. Bourgouin’s previous experience includes eight years as Vice President of Scientific Affairs at Rhône-Poulenc Rorer in Canada (now Sanofi-Aventis Canada). He also served as Chief Medical Officer of WEX from March 2005 to March 2006 and subsequently, he has held the position of Vice President of Medical Affairs at Bradmer Pharmaceuticals.

•
In April 2008, the U.S. Patent and Trademark Office issued a Reexamination Certificate for United States Patent No. 6,407,088, titled “Method of Analgesia”. This patent relates to the use of TTX for producing analgesia in humans. As reexamined, the patent maintains broad protection for the use of TTX at pharmaceutically acceptable doses to relieve pain in humans.

Subsequent Events
•
Effective July 1, 2008, Mr. Kwong Choo was promoted to the position of Chief Financial Officer and Vice President, Finance and Administration. He served as Controller since January 2008. Mr. Choo has over 20 years of experience in finance and accounting, including 10 years as a Controller in Canada.

•
The Company has suspended manufacture of generic pharmaceuticals at its subsidiary in China, following a decision by the Board of Directors to discontinue the company’s generic pharmaceuticals business.

Financial Results — Unaudited
For the three months ended June 30, 2008, the Company recorded a loss of $1.225 million ($0.02 per share) compared to a loss of $334,000 ($0.01 per share) in the same period in the preceding year. The increase in loss for the three months ended June 30, 2008, when compared to the same period in the preceding year, is largely attributable to the inclusion in the comparative period of the remaining deferred Esteve license fee revenue of $501,000 and the foreign exchange gain of $286,000 from the US dollar denominated 5.5% convertible debentures.
The Company had cash and short-term investments of $4.750 million as at June 30, 2008 compared to $583,000 as at June 30, 2007.
For further details, please refer to the unaudited Interim Consolidated Financial Statements and Management’s Discussions and Analysis for the three month period ended June 30, 2008 on www.sedar.com.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549
Website: www.wexpharma.com

WEX PHARMACEUTICALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2008 and 2007
(Unaudited, Prepared by Management)

NOTICE TO READER
These unaudited consolidated financial statements for the first financial quarter ended June 30, 2008 have not been reviewed by our auditors. They have been prepared by WEX Pharmaceutical Inc.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2008.

WEX PHARMACEUTICALS INC.
CONSOLIDATED BALANCES SHEETS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	June 30,	March 31,
As at	2008	2008

ASSETS

Current assets
Cash	$2,500,133	$2,058,054
Short-term investments	2,250,000	1,757,577
Receivables (Note 3)	1,082,013	1,139,514
Inventory (Note 4)	135,750	135,397
Prepaid expenses and deposits	282,415	250,373

Total current assets	6,250,311	5,340,915

Deposits	18,650	18,652
Property and equipment (Note 5)	1,615,878	1,671,125
Other assets (Note 6)	391,393	488,033

TOTAL ASSETS	$8,276,232	$7,518,725

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$1,581,991	$1,527,267
Advances from customers	9,742	25,472
Deferred lease inducements	10,070	8,056

Total current liabilities	1,601,803	1,560,795

Deferred lease inducement	4,028	6,042
Convertible debentures (Note 6)	4,349,746	3,107,742

Total liabilities	5,955,577	4,674,579

Shareholders’ equity
Share capital — Special class A share (Note 7)	1	1
Share capital — Restricted voting shares (Note 7)	68,130,150	68,130,150
Equity component of convertible debentures (Note 6)	2,598,508	1,937,529
Contributed surplus (Note 9)	5,311,907	5,271,341
Deficit	(73,719,911)	(72,494,875)

Total shareholders’ equity	2,320,655	2,844,146

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,276,232	$7,518,725

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 11)
Subsequent event (Note 14)
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

“Victor Tong”	“Simon Anderson”

Director	Director

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended June 30,
	2008	2007

Revenue
Product sales	$32,048	$180,304
License fees	—	500,745

Total revenue	32,048	681,049

Cost of products sold	15,078	121,502

Gross profit	16,970	559,547

Expenses
Amortization	59,644	46,396
General and administrative	450,119	704,611
Research and development	533,548	273,975
Sales and marketing	4,687	8,659

Total operating expenses	1,047,998	1,033,641

Operating loss	(1,031,028)	(474,094)

Other income (expenses)
Interest and sundry income	17,347	9,581
Interest expense on convertible debentures and bridge funding	(214,751)	(171,199)
Foreign exchange gain (loss)	3,396	306,567
Gain on settlement of accounts payable	—	14,913
Realized loss on sale of available-for-sale investments	—	(19,700)

Total other income (expenses)	(194,008)	140,162

Loss and comprehensive loss for the period	(1,225,036)	(333,932)

Deficit, beginning of period	(72,494,875)	(70,420,554)

Deficit, end of period	(73,719,911)	(70,754,486)

Basic and diluted loss per share	$(0.02)	$(0.01)
Weighted average number of shares outstanding	60,136,723	43,809,451

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended June 30,
	2008	2007

OPERATING ACTIVITIES
Loss for the period	$(1,225,036)	$(333,932)
Adjustments for items not involving cash:
Amortization of deferred revenue	—	(500,745)
Amortization of property and equipment	59,644	60,556
Amortization of deferred financing costs	—	1,511
Deferred tenant inducement allowance	—	(2,014)
Unrealized foreign exchange gain	—	(286,185)
Accretion of convertible debentures	99,624	169,688
Realized loss on sale of available-for-sale investments	—	19,700
Stock-based compensation	40,566	57,741

	(1,025,202)	(813,680)
Changes in non-cash working capital items:
Receivables	57,501	(36,206)
Inventory	(353)	(95,366)
Prepaid expenses, deposits and other	(32,039)	(98,018)
Accounts payable and accrued liabilities	54,724	(22,294)
Advances from customers	(15,730)	(15,753)

Cash used in operating activities	(961,099)	(1,081,317)

INVESTING ACTIVITIES
Purchase of short-term investments	(492,423)	(169,876)
Proceeds from short-term investments	—	285,975
Rental deposit	—	60,000
Purchases of property and equipment	(4,398)	(450)

Cash used in investing activities	(496,821)	175,649

FINANCING ACTIVITIES
Proceeds from convertible debentures, net of issuance costs	1,900,000	—

Cash provided by financing activities	1,900,000	—

Increase (decrease) in cash	442,080	(905,668)

Cash, beginning of period	2,058,054	1,265,542

Cash, end of period	$2,500,133	$359,874

Supplemental cash flow information:
Interest paid	$—	$—
Income taxes paid	$—	$—

See accompanying notes to the consolidated financial statements

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2008 and 2007
(Unaudited, Prepared by Management)
1.	NATURE AND CONTINUANCE OF OPERATIONS

WEX Pharmaceuticals Inc. (“WEX”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the Toronto Stock Exchange (“TSX”). WEX and its subsidiaries (collectively the “Company”) are primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”) and from licence fees and royalties by granting licensing rights to its products.

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars unless otherwise indicated and include the accounts of WEX and its wholly-owned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”).

As at June 30, 2008, the Company had accumulated losses since inception of $73,719,911. The Company’s ability to continue as a going concern is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow. Under a convertible debenture agreement, the Company may qualify to receive $8,100,000 in financing subsequent to June 30, 2008, should it meet certain conditions (see Note 6).

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2008 annual report filed with the appropriate Canadian securities commissions.

In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows for the three months ended June 30, 2008 and 2007 have been made. Interim results are not necessarily indicative of results for a full year.

The interim consolidated financial statements for the three months ended June 30, 2008 are prepared by management without review by the Company’s external auditors.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS
(a)	Financial Instruments
(i)	CICA 3862, “Financial Instruments — Disclosures”

This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The adoption of the disclosure had no impact on the financial position or results of operations commencing with its consolidated interim financial statements for the three months ended June 30, 2008.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2008 and 2007
(Unaudited, Prepared by Management)
2.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS (continued)
(a)	Financial Instruments (continued)
(ii)	CICA 3863, “Financial Instruments — Presentation”

This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments – Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments – Disclosure and Presentation”. The adoption of the presentation has had no impact on the financial position or results of operations commencing with its consolidated interim financial statements for the three months ended June 30, 2008.

(b)	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company adopted the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard had no material impact on the disclosure of the financial position or results of operations commencing with its consolidated interim financial statements for the three months ended June 30, 2008.

(c)	CICA 3031, “Inventories”

This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company adopted the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard did not have a significant impact on the financial position or results of operations commencing with the Company’s consolidated interim financial statements for the three months ended June 30, 2008.

(d)	CICA 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The adoption of this standard did not have a significant impact on the financial position or results of operations commencing with the Company’s consolidated interim financial statements for the three months ended June 30, 2008.

(e)	CICA 1400, “General Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company adopted the standard commencing with its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard did not have a significant impact on the financial position or results of operations commencing with the Company’s consolidated interim financial statements for the three months ended June 30, 2008.

(f)	International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its effect on the Company’s financial statements.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2008 and 2007
(Unaudited, Prepared by Management)
3.	RECEIVABLES

	June 30, 2008	March 31, 2008

Trade receivable	$—	$65,925
Input tax credits receivable	495,232	496,941
Investment tax credits receivable	575,733	530,162
Other receivables	11,048	46,486

	$1,082,013	$1,139,514

4.	INVENTORY

	June 30, 2008	March 31, 2008

Raw materials	$67,029	$50,087
Finished goods	68,721	85,310

	$135,750	$135,397

5.	PROPERTY AND EQUIPMENT

		Accumulated	Net Book
June 30, 2008	Cost	Amortization	Value

Furniture and office equipment	$536,890	$407,006	$129,883
Computer software	10,978	9,796	1,182
Leasehold improvements	107,054	103,901	3,153
Machinery and equipment	2,131,146	772,874	1,358,273
Motor vehicles	247,277	123,890	123,387

	$3,033,345	$1,417,467	$1,615,878

		Accumulated	Net Book
March 31, 2008	Cost	Amortization	Value

Furniture and office equipment	$532,492	$393,119	$139,373
Computer software	12,554	10,979	1,575
Leasehold improvements	107,054	103,804	3,250
Machinery and equipment	2,131,146	731,175	1,399,971
Motor vehicles	247,277	120,321	126,956

	$3,030,523	$1,359,398	$1,671,125

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2008 and 2007
(Unaudited, Prepared by Management)
6.	CONVERTIBLE DEBENTURES

Series LIBOR plus 4% convertible debentures

	Liability	Equity
	Component	Component	Total

Balance March 31, 2008	$3,107,742	$1,937,529	$5,045,271
Gross proceeds from issuance in the period	1,266,947	733,053	2,000,000
Issuance costs	(124,566)	(72,074)	(196,640)
Accretion	99,623	—	99,623

Balance, June 30, 2008	$4,349,746	$2,598,508	$6,948,254

These convertible debentures are part of a series of debentures that may total up to $15,600,000. On June 30, 2008 the Company issued a convertible debenture for gross proceeds of $2,000,000. The convertible debentures mature on October 17, 2009. The maturity date may be extended for a term of two years to October 17, 2011, at the Company’s option, subject to certain conditions.

The convertible debentures bear interest at the London Interbank Offered Rate (“LIBOR”) plus 4% per year, calculated semi-annually in arrears, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, the Company may be required to issue restricted voting shares at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the TSX for each trading day over the six-month period prior to the date that the interest payment is due, less a discount of 30%, subject to a minimum price of $0.05 per share and a maximum price of $1.75 per share (the “Discounted Market Price”). Interest accrued to June 30, 2008, included in accounts payable and accrued liabilities is $228,965.

The principal amount of the convertible debentures is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default or in the event that an offer for effective control of the Company is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at a price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to the VWAP of such shares on the TSX over the last five trading days prior to the conversion date.

Subject to certain conditions precedent, the Company has committed to issue additional convertible debentures for gross proceeds of $8,100,000 as follows:

September 30, 2008	$2,000,000
December 31, 2008	2,000,000
March 31, 2009	4,100,000

$8,100,000

The liability components of the convertible debentures are recorded at amortized cost and accreted to the principal amount over the estimated term of the convertible debentures using an effective interest rate of 28%.

In connection with the Financing, the Company incurred direct issuance costs of $1,660,050. The Company has allocated these direct issuance costs to the various financial instruments issuable under the Financing based on their relative fair values. As at June 30, 2008, the Company has allocated direct issuance costs of $531,257 to the restricted voting shares (see Note 7(b)(ii)) and $454,056 and $283,344 to the liability and equity components of the convertible debentures, respectively. Other direct issuance costs of $391,393 have been deferred and recorded in other assets. The Company will either offset these costs against proceeds received from the issuance of future tranches of convertible debentures contemplated under the Financing, or expense these costs to the statement of operations should the criteria for their deferral not continue to be met.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2008 and 2007
(Unaudited, Prepared by Management)
7.	SHARE CAPITAL
(a)	Authorized share capital

The Company’s authorized share capital comprises:
•	one class A special share; and

•	an unlimited number of restricted voting shares
(b)	Issued and outstanding share capital
(i)	Class A Special Share

	Number of Class A Special
	Shares Outstanding	Amount

Balance, March 31, 2008	1	$1
Issued during the period	—	—

Balance, June 30, 2008	1	$1

On October 17, 2007, the Company issued one Class A Special Share for $1 concurrent with the financing described in Note 6.

(ii)	Restricted Voting Shares

	Number of Restricted Voting
	Shares Outstanding	Amount

Balance, March 31, 2008	60,136,723	$68,130,150
Issued for cash pursuant to private placement, net of issuance costs	—	—

Balance, June 30, 2008	60,136,723	$68,130,150

On October 17, 2007, the Company issued 16,327,272 restricted voting shares at $0.275 per share for gross proceeds of $4,490,000 concurrent with the financing described in Note 6. In connection with the financing, the Company incurred share issuance costs of $590,619.

(c)	Stock options

The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. A total of 2,786,566 share options have been exercised and are not available for reissue. Accordingly, as at June 30, 2008, the Company has 3,418,101 (March 31, 2008 — 3,565,101) stock options available for future issuance under the plan. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2008 and 2007
(Unaudited, Prepared by Management)
7.	SHARE CAPITAL (continued)
(c)	Stock options (continued)

Stock option transactions during the period ended June 30, 2008 are summarized as follows:

		Weighted
	Number of	Average
	Options	Exercise Price

Balance, March 31, 2007	3,967,612	$2.07
Granted	150,000	0.51
Forfeited	(227,000)	2.65
Expired	(942,279)	1.98

Balance, March 31, 2008	2,948,333	1.94
Granted	150,000	0.86
Forfeited	(3,000)	0.38
Expired	—	—

Balance, June 30, 2008	3,095,333	$1.89

The Company’s outstanding options as at June 30, 2008 are as follows:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average
		Average	Remaining		Weighted
Range of	Number of	Exercise	Contractual	Number of	Average
Exercise Prices	Options	Price	Life (years)	Options	Exercise Price

$0.38 – $0.86	1,299,000	$0.45	3.13	745,250	$0.39
$1.50 – $1.55	691,333	1.54	1.87	630,796	1.54
$2.46	180,000	2.46	0.27	180,000	2.46
$3.83	770,000	3.83	0.34	770,000	3.83
$5.02 – $5.53	155,000	5.18	0.57	155,000	5.18

	3,095,333	$1.89	1.86	2,481,046	$2.20

Stock options outstanding as at June 30, 2008 expire between October 6, 2008 and June 16, 2013.

(d)	Stock-based compensation

For the three months ended June 30, 2008, the Company recognized stock-based compensation expense of $40,565 (June 30, 2007 — $57,741). Of this amount, $25,561 was recorded in research and development expenses (June 30, 2007 — $15,124) and $14,004 was recorded in general and administrative expenses (June 30, 2007 — $42,617).

The weighted average fair value of each option granted was calculated using the Black-Scholes option-pricing model at the date of each grant using the following weighted average assumptions:

	Three Months Ended June 30,
Liability component	2008	2007
Annualized stock price volatility	95.53%	67.17%
Risk-free interest rate	3.56%	3.93%
Expected option lives	5.0 years	4.97 years
Dividend yield	0.0%	0.0%

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2008 and 2007
(Unaudited, Prepared by Management)
8.	CAPITAL DISCLOSURE

The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern and to provide the financial capability to conduct the Company’s research into the discovery, development, manufacturing and commercialization of drug products to treat pain, and to conduct the related clinical trial investigations in order to meet the Company’s strategic objectives. The Company’s capital structure consists of (i) equity attributable to common shareholders, comprising issued share capital, equity component of convertible debentures, contributed surplus, and accumulated deficit; (ii) leases; and (iii) convertible debt. The Company manages the capital structure in light of changes in economic conditions and the requirements and risk characteristics of its assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets. The Company does not pay out dividends.

9.	CONTRIBUTED SURPLUS

	Three Months Ended June 30,
	2008	2007

Balance, beginning of year	$5,271,341	$4,951,016
Stock-based compensation (Note 7(d))	40,566	57,741

Balance, end of year	$5,311,907	$5,008,757

10.	RELATED PARTY TRANSACTIONS

For the three months ended June 30, 2008 the Company incurred legal fees of $21,272 (2007 - $130,694) charged by a law firm to which the Company’s corporate secretary provided consulting services to on a part-time basis. These legal fees are included in general and administrative expenses. As at June 30, 2008, $nil of legal fees payable to this law firm is included in accounts payable and accrued liabilities (2007 — $124,602). These transactions have been incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

11.	COMMITMENTS AND CONTINGENCIES
(a)	Lease commitments and guarantees

The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2009	$163,099
2010	130,424
2011	6,176

$299,699

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,530,953 (2007 — $1,769,543) plus operating costs to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2008 and 2007
(Unaudited, Prepared by Management)
11.	COMMITMENTS AND CONTINGENCIES (continued)
(b)	Litigation
(i)	Claim for services provided

As at March 31, 2007, a former consultant to the Company had initiated a letter of demand for US$100,000 against the Company for services rendered. Management’s assessed this claim as without merit and intends to defend the claim should it be formally asserted. Accordingly, no provision has been made in the financial statements for any future settlement of this claim.

(ii)	Claim for finder’s fee

On April 25, 2008 WEX received formal demand for payment of $1,094,000 in respect of sums allegedly owing pursuant to a Finder’s Fee Agreement dated February 8, 2007 (the “Agreement”) between WEX and a businessman resident in China.  The Agreement provides for a fee calculated as a percentage of equity and debt proceeds provided in relation to the CKLS Financing, as consideration for the performance of the tasks relating to the introduction of WEX to CKLS, obtaining a proposal from CKLS for financing and assisting with achieving an agreement between WEX and CKLS on certain specified terms.  The letter stated that if payment was not made proceedings would be initiated at the British Columbia Commercial Arbitration Centre.  On May 9, 2008 WEX responded to the demand for payment, denying liability and refusing to pay. To date, no proceedings have been commenced.

12.	FINANCIAL RISK
(a)	Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash and short-term investments with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company has significant receivables from Canadian government authorities for refundable taxes. The Company manages credit risk for trade and other receivables through established credit monitoring activities.

(b)	Foreign currency risk

As the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the Chinese Renminbi. The Company’s subsidiary, NMLP, operates in the PRC and uses the Chinese Renminbi as its functional currency. The Chinese Renminbi is not considered a freely convertible currency. Future exchange rates for the Renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations. As at June 30, 2008, $121,471 of cash (2007 — $60,032) and $nil of short-term investments (2007 — $211,786) were denominated in Chinese Renminbi. The Company has elected not to actively manage foreign currency risk exposure at this time.

(c)	Liquidity risk

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

(d)	Interest rate risk

The Company’s short-term investments and convertible debentures are subject to interest rate cash flow risk. The Company’s short-term investments bear interest at variable rates. The Company’s convertible debentures bear interest at a floating rate which is reset periodically.

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended June 30, 2008 and 2007
(Unaudited, Prepared by Management)
13.	SEGMENTED INFORMATION

The Company operates in the pharmaceutical industry. Management of the Company makes decisions about allocating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on, an individual basis revenues in excess of 10% of the Company’s total revenues:

(a)	Revenues

	Three Months Ended June 30,
	2008	2007

China — product sales	$32,048	$180,304
Spain — license fees	—	500,745

	$32,048	$681,049

(b)	Long-lived assets

	June 30, 2008	March 31, 2008

Canada	$49,722	$52,130
Hong Kong	16,635	16,740
China	1,549,521	1,602,255

	$1,615,878	$1,671,125

Long-lived assets consist of property and equipment.

(c)	Major customers

Revenues from product sales for the three months ended June 30, 2008 and June 30, 2007 of $15,317 and $57,615 were derived from one major customer respectively. Revenues from license fees of $500,745 for the three months ended June 30, 2007 were derived solely from Esteve which is domiciled in Spain.

14.	SUBSEQUENT EVENT

Subsequent to June 30, 2008, the Board of Directors approved the strategy of discontinuing the operations of its generic pharmaceuticals business in China.

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2008
The following discussion by management of the operating results covers the three months ended June 30, 2008 as of August 13, 2008 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three months ended June 30, 2008 and the Company’s annual audited consolidated financial statements for the year ended March 31, 2008 and the notes included thereto. The Company’s unaudited interim consolidated financial statements were prepared by management, have not been reviewed by the Company’s external auditors, have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are in Canadian currency unless otherwise noted.
FORWARD-LOOKING STATEMENTS
The forward-looking statements in this discussion regarding our expectations, regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc., including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. The Company’s platform technology is built upon Tetrodotoxin (also referred to as “TTX”), a naturally-occurring sodium channel blocking compound found primarily in the puffer fish or blowfish (or “fugu” as it is known in Japan). In addition, we own and operate a drug manufacturing facility in Nanning, China. This facility manufactures TTX for use by us in our clinical trials.
Product Pipeline
Tectin
The Company’s lead product based on TTX is Tectin, which is being developed as a medication intended to provide relief for various chronic pain conditions associated with cancer. In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-014OL) for Tectin for cancer-related pain due to the preliminary findings of the Data Monitoring Committee (“DMC”), a committee of independent experts appointed by us to review data. The DMC found a greater proportion of responders, as defined by a decrease in pain with stable use of opioid, in the group receiving Tectin compared to the group receiving placebo. However, this difference was not found to be statistically significant. In a post-hoc analysis conducted by WEX, there was a statistically significant difference between Tectin and placebo based on an evaluation that combines pain outcome with improvement in quality of life. The results of the reanalysis were published in a peer-reviewed journal (Journal of Pain and Symptom Management) in April 2008.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2008
The results of the reanalysis were previously presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then approved Company’s continuation of clinical investigation for Tectin. We developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and in June 2007, WEX received No Objection Letters from Health Canada to conduct these trials.
TEC-006 is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive Tectin.
Other Applications of TTX
WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that TTX may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology.
WEX does not intend to pursue the development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances until further resources are available or until the Company enters into a suitable partnership/collaboration.
CORPORATE UPDATE
Management
In June 2008, WEX appointed Dr. Jean Bourgouin as Chief Scientific Officer. Dr. Bourgouin has over 25 years of global clinical drug development experience in the pharmaceutical industry. His previous experience includes Vice President of Medical Affairs at Bradmer Pharmaceuticals Technologies (Hong Kong) and Chief Medical Officer of WEX from March 2005 to March 2006. Additionally, he served as Vice President of Scientific Affairs at Sanofi-Aventis Canada for eight years.
In July 2008, Kwong Choo was promoted to the position of Chief Financial Officer and Vice President, Finance and Administration. He had previously served as the Company’s Controller since January 2008.

2

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2008
Intellectual Property
In April 2008, the Company announced that the U.S. Patent and Trademark Office issued a Re-examination Certificate for United States Patent No. 6,407,088, titled “Method of Analgesia”. This patent relates to the use of TTX for producing analgesia in humans. As re-examined, the patent maintains broad protection for the use of TTX at pharmaceutically acceptable doses to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration including subcutaneous injection, intramuscular injection, oral formulations and skin patches. The successful re-examination strengthens the intellectual property rights for Tectin.
FINANCIAL RESULTS
Overall Performance
Consolidated Statement of Operations

	Three Months Ended June 30,
(in thousand of dollars, except per share amounts)	2008	2007
Revenue	$32	$681
Cost of goods sold	(15)	(122)
Operating expenses	(1,048)	(1,034)
Total other income (expenses)	(194)	140

Net loss	(1,225)	(334)

Basic and diluted loss per share	$(0.02)	$(0.01)

For the three months ended June 30, 2008, the Company recorded a loss of $1.225 million ($0.02 per share) compared to a loss of $334,000 ($0.01 per share) in the same period in the preceding year. The increase in loss for the three months ended June 30, 2008, when compared to the same period in the preceding year, is largely attributable to the inclusion in the prior period of the remaining deferred Esteve license fee revenue of $501,000 and the foreign exchange gain of $286,000 from the 5.5% convertible debentures.
The Company had cash and short-term investments of $4.750 million as at June 30, 2008 compared to $583,000 as at June 30, 2007.
Results of Operations
Revenue

	Three Months Ended June 30,
(in thousands of dollars)	2008	2007
Product sales	$32	$180
License fees	—	501

	$32	$681

For the three months ended June 30, 2008, total generic and other sales were $32,000, or a decrease of $148,000 when compared to $180,000 in revenues for the three months ended June 30, 2007. The Company has been seeking alternative funding for the upgrade of its generic manufacture facilities and the renewal of GMP certificate which expired in April 2008, and has suspended manufacture of generic pharmaceuticals. In July 2008, the Board of Directors decided to discontinue the company’s generic pharmaceuticals business in China.

3

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2008
Operating Expenses

	Three Months Ended June 30,
(in thousands of dollars)	2008	2007
Cost of products sold	$15	$122
Amortization	60	46
General and administrative	450	705
Research and development	534	274
Sales and marketing	5	9

	$1,064	$1,156

Amortization
Amortization expense relates to the amortization of property and equipment utilized in research and development and general and administrative activities. Amortization of production and equipment is included in inventory and cost of sales. As such, a portion is included in the cost of goods sold. Total amortization expense increase to $60,000 for the three months ended June 30, 2008 from $46,000 for the three months ended June 31, 2007.
General and Administrative
General and administrative expenses decreased to $450,000 for the three months ended June 30, 2008 from $705,000 for the three months ended June 30, 2007. The decrease in costs was due to reductions in staff and overhead expenses as compared to the prior periods.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. Research and development expenses totaled $534,000 for the three months ended June 30, 2008 as compared to $274,000 for the three months ended June 30, 2007 or an increase of $260,000 or 95%. The increase is primarily due to the Company’s move from the planning stage to clinical trial activity of TEC-006 phase III clinical trial.
Sales and Marketing
Sales and marketing costs were lower for the three months ended June 30, 2008 as compared to the same periods in previous year, due to cost containment measures implemented by the Company.
Other Income and Expenses
Other income and expenses for the three months ended June 30, 2008 decreased by $334,000 to an expense of $194,000 from a gain of $140,000 for the three months ended June 30, 2007. The change is mainly a result of the foreign exchange gain from the US dollar denominated 5.5% convertible debentures recorded in the prior year. Those debentures were settled in 2007 and so there was no corresponding exchange adjustment in the current period.

4

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2008
Summary of Quarterly Results
The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending June 30, 2008. The Company did not have any discontinued operations or extraordinary items in this period.

			Basic and
(in thousand of dollars,		Loss for the	Diluted Loss
except per share amounts)	Revenues	Period	per Share	Total Assets
September 30, 2006 (1)	$154	$(814)	$(0.02)	$7,373
December 31, 2006 (1)	133	(1,238)	(0.04)	5,666
March 31, 2007(1)	135	(1,286)	(0.03)	5,333
June 30, 2007	681	(334)	(0.01)	4,396
September 30, 2007	143	(1,014)	(0.02)	4,073
December 31, 2007	66	(584)	(0.01)	6,257
March 31, 2008	112	(867)	(0.01)	7,519
June 30, 2008	32	(1,225)	(0.02)	8,276

(1)
Financial information for each quarter ending with the fiscal year ended March 31, 2007 was restated to agree with the annual audited financial statements. The Company made revisions to amortization expense, convertible debenture interest and foreign exchange and convertible debenture settlement gains. The resultant net adjustments increased the loss for the second quarter ended September 30, 2006 by $7,386, the third quarter ended December 31, 2006 by $244,365 and the fourth quarter ended March 31, 2007 loss was decreased by $276,462. The net effect on basic and diluted loss per share for the first and second quarter of fiscal 2007 was $nil, for the third quarter was to increase the loss by $(0.01) to $(0.04) and the fourth quarter to decrease the loss by $0.01 to $(0.03) per share.

Revenues up until the quarter ended June 30, 2007 included a combination of sales of generic drugs and license fees from Esteve. In the quarter ended June 30, 2007, the remaining deferred license fees of $501,000 were included in revenue. Subsequent quarters represent only generic drug sales.
The quarterly loss over the most recent eight quarters has been affected largely by the following significant events:
•	R&D expenditures had remained low until the March 31, 2008 quarter when we started on the TEC-006 clinical trial.

•	Legal and related expenses were relatively high throughout calendar 2007 as the Company addressed certain conditions precedent to the CKLS transaction.

•
The loss for the quarter ended December 31, 2007 was reduced by the gain on the final discounted settlement of the UOB convertible debentures. The loss was increased by legal fees of approximately $386,000 to finalize the CKLS financing and settlements of legal proceedings and restructuring costs of $760,000.

•
The loss for the quarter ended June 30, 2007 was reduced by the inclusion of the remaining deferred Esteve licence fee revenue of $501,000. No further licence fee revenue was recognized after June 30, 2007.

•	The loss for the quarter ended September 30, 2006 was reduced by a R&D tax credit adjustment of $173,000.

•	In addition, in 2007 there were foreign exchange gains mainly due to the appreciation of the Chinese renminbi against the Canadian dollar.

5

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2008
Liquidity and Capital Resources
As at June 30, 2008, the Company had cash and short term investments of $4.75 million compared to $583,000 at June 30, 2007.
During the three months ended June 30, 2008, receivables decreased from $1.14 million to $1.08 million. Included in accounts payable and accrued liabilities at June 30, 2008, is a provision of $689,300 in respect of sums allegedly owing pursuant to a finder’s fee agreement (see Contractual Obligations and Contingencies below). Management is strongly of the opinion that the claim is entirely without merit and intends to vigorously defend this claim.
To date, the Company has received a total of $12.0 million from the CKLS financing in form of shares subscription and convertible debentures. Subject to certain conditions, the remaining $8.1 million will be advanced to WEX in quarterly instalments ending March 2009. We believe that our cash balances in place, along with the scheduled quarterly instalments from the CKLS financing, will be sufficient to fund our operating and capital requirements for the next 12 to 15 months.
As at June 30, 2008 the Company had working capital of $4.65 million. Working capital is defined as current assets less current liabilities. Working capital provides information on the Company’s ability to meet its obligations and fund ongoing operations. Included in working capital is cash of $4.75 million which is held in different currencies as follows:

(in thousands)	June 30, 2008	March 31, 2008
Canadian dollars	$4,607	$3,595
U.S. dollars	13	4
Chinese renminbi	121	174
Hong Kong dollars	9	43

	$4,750	$3,816

The renminbi is not freely convertible into foreign currencies and is subject to local governmental restrictions.
Contractual Obligations and Contingencies
The Company’s contractual commitments relate to the lease of the Company’s office space and operating leases for office equipment, debenture obligations plus clinical research and equipment purchases. Payments required under these agreements and leases are as follows:

	Payments Due by Period
(in thousands)	Total	2008 – 2009	2009 – 2010	2011 – 2012	Thereafter

Contractual Obligations
Operating leases	$300	$163	$131	$6	$—
Clinical and equipment	26	26
Debenture obligations (1)	9,774	—		9,774	—

	$10,100	189	$131	$9,780	$—

(1)	The debenture obligations include principal and interest. Total interest payments to fiscal 2012 will be approximately $2,274,000.

6

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2008
On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,531,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
On April 25, 2008 WEX received formal demand for payment of approximately $1,094,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement dated February 8, 2007 between WEX and a businessman resident in China. On May 9, 2008 WEX responded to the demand denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated.
Refer to the notes to the consolidated financial statements, note 11 “Commitments and contingencies” for further details pertaining to litigation.
Off-Balance Sheet Arrangements
As at June 30, 2008 The Company has not entered into any material off-balance sheet arrangements.
Transactions with Related Parties
The Company incurred legal fees charged by a law firm, of which an associate counsel is the Company’s corporate secretary. For the three months ended June 30, 2008 legal fees incurred to this law firm of $21,272 (2007 — $130,694) are included in general and administrative expenses. As at June 30, 2008, $nil is included in accounts payable and accrued liabilities (2007 — $124,602). These legal fees have been incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
Financial Instruments and Other Instruments
Convertible debentures
Series LIBOR plus 4% convertible debentures maturing two years from date of issue (convertible debenture (the “Debenture”) in the principal sum of $15,600,000)
The proceeds raised under the debenture and private placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of Tectin and for working capital purposes. The Debenture will mature on October 17, 2009. If at maturity, WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option.
The following convertible debentures were received up to June 30, 2008.

Date	Convertible debentures
October 17, 2007	$2,000,000
December 31, 2007	1,500,000
March 31, 2008	2,000,000
June 30, 2008	2,000,000

Total	$7,500,000

7

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2008
Subject to certain conditions precedent, the remaining funds of $8,100,000 under the Debenture terms will be advanced quarterly to WEX following the end of each financial quarter commencing September 30, 2008. The Debenture will impose significant restrictions on the activities of WEX throughout its term.
Particulars of the debenture financing are included in note 6 to the financial statements.
Other Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Outlook
The Company expects to incur operating losses for the foreseeable future as the lead product, Tectin, undergoes clinical development. The magnitude of losses will be largely affected by the timing and scope of future clinical trials for Tectin, as well as the Company’s other initiatives in research, development, and business development activities.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.
Stock-based compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and to non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity and the many assumptions that must be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.

8

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three months ended June 30, 2008
Convertible debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity, as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of obtaining or renegotiation of the convertible debentures would have attracted an interest rate of approximately 25% per year.
Adoption of Accounting Policies
As described in note 2 to the interim financial statements for the period ended June 30, 2008, the Company has adopted CICA handbook sections 3862 “Financial Instruments – Disclosures”, 3863 “Financial Instruments – Presentation”, 1535 “Capital Disclosures”, 3031 “Inventories”, 3064 “Goodwill and Intangible Assets”, amendments to section 1400 “General Standards of Financial Statement Presentation”.
Adoption of these new accounting standards did not have a material effect on the Company’s financial statements for the current period.
Share Capital
As of June 30, 2008, there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.1 million in share capital and there were 3,095,333 stock options outstanding in the Company’s stock option plan (of which 2,481,046 were exercisable) at a weighted average exercise price of $2.20.
As at June 30, 2008 and at the date of this MD&A there were no warrants outstanding.
As of the date of this MD&A there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.1 million in share capital and there were 3,095,333 stock options outstanding in the Company’s stock option plan (of which 2,481,046 were exercisable) at a weighted average exercise price of $2.20. In addition, the Company has issued a convertible debenture that could result in the issuance of between 4,285,714 and 150,000,000 restricted voting shares converted on the basis of an agreed formula not exceeding $1.75 per share and not less than $0.05 per share.
The current version of the Company’s Annual Information Form is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

9

Form 52-109F2 Certification of Interim Filings
I, Bin Huang, President and Chief Executive Officer, WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc., (the issuer) for the interim period ending June 30, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 13, 2008
Signed /S/

Bin Huang, PhD, MBA
President and Chief Executive Officer
WEX Pharmaceuticals Inc.

Form 52-109F2 Certification of Interim Filings
I, Kwong Choo, Chief Financial Officer, WEX PHARMACEUTICALS INC., certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc., (the issuer) for the interim period ending June 30, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 13, 2008
Signed /S/

Kwong Choo
Chief Financial Officer
WEX Pharmaceuticals Inc.

WEX PHARMACEUTICALS INC.
(the “Corporation”)
TO:      Shareholders of the Corporation
In accordance with applicable Canadian securities laws, shareholders of the Corporation may request to receive the Corporation’s interim and annual financial statements and related management’s discussion and analysis (“MD&A”). If you wish to receive such documents, please complete this form by checking the appropriate boxes below and return the form to us at:
WEX Pharmaceuticals Inc.
#1601-700 West Pender Street
Vancouver, B.C., Canada V6C 1G8
Tel: 604-683-8880 Fax: 604-683-8868
Please send me the Quarterly Interim Financial Statements together with the related MD&A
Please send me the Annual Report, consisting of the Annual Audited Financial Statements together with the related MD&A
If you are a registered shareholder of the Corporation, our corporate legislation requires that we deliver our annual financial statements to you, unless you inform us that you do not wish to receive them. If this is the case, please check the box below and return this form in accordance with the instructions above:
I do not wish to receive the annual financial statements.

PLEASE PRINT NAME OF SHAREHOLDER

MAILING ADDRESS

CITY/TOWN

PROVINCE/STATE POSTAL/ZIP CODE
By signing below, I confirm that I am either a registered shareholder or a non-registered shareholder of the Corporation and that I consent to the collection and use of personal information for the purposes outlined above and to the disclosure to the Corporation and to its agents, including its registrar and transfer agent, for the purposes of administering the delivery of the documents described above:

DATE:

SIGNATURE OF SHAREHOLDER

APPENDIX A
Consent to Electronic Delivery of Documents
TO:      WEX Pharmaceuticals Inc. (the “Corporation”)
I have read and understand this “Consent to Electronic Delivery of Documents” and hereby consent to the electronic delivery of the Corporation ’s interim and annual financial statements and related MD&A that the Corporation elects to deliver to me electronically, all in accordance with my instructions below:
1.	I acknowledge that the interim and annual financial statements and related MD&A will be attached to an email sent to my email address that is set out below.

2.
I understand that as the interim and annual financial statements and related MD&A will be sent by email and will be in PDF format that I will need access to a personal computer with appropriate software, including email software, and communication access to the Internet to receive the documents, Adobe Acrobat Reader software to view the PDF – formatted documents and a printer to print the documents.

3.
I acknowledge that I may receive from the Corporation a paper copy of any documents delivered electronically at no cost if I contact the Corporation by telephone, regular mail or email as set out in number 6 below.

4.	I understand that I will be provided with a paper copy of any documents delivered electronically if electronic delivery fails.

5.	I acknowledge that my personal information will be stored electronically and the electronic file will be password protected.

6.
I understand that my consent may be revoked or changed, including any change in the email address to which documents are delivered, at any time by notifying the Corporation of such revised or revoked consent by mail, fax or email at:

WEX Pharmaceuticals Inc.
#1601-700 West Pender Street
Vancouver, B.C., Canada V6C 1G8
Tel: 604-683-8880 Fax: 604-683-8868
7.	I understand that I am not required to consent to electronic delivery.
By signing below, I confirm that I have consented to the foregoing and to the collection and use of personal information for the purposes outlined above and to the disclosure to the Corporation and to its agents, including its registrar and transfer agent, for the purpose of administering the delivery of the documents described above.

SIGNATURE OF SHAREHOLDER

NAME OF SHAREHOLDER

EMAIL ADDRESS

WEX PHARMACEUTICALS INC.
NOTICE OF 2008 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Notice Is Hereby Given that the 2008 annual and special meeting (the “Meeting”) of our holders of restricted voting shares (the “Shareholders”) of WEX Pharmaceuticals Inc. (the “Corporation”) will be held in the Plaza “A” Room at the Hyatt Regency Vancouver Hotel, 655 Burrard Street, Vancouver, British Columbia, Canada, on September 24, 2008 at 10:00 a.m. (Pacific time) for the following purposes:
1.	to receive the Corporation’s consolidated financial statements for the financial year ended March 31, 2008 and the report of the auditors thereon;

2.	to fix the number of directors of the Corporation for the ensuing year at seven (7);

3.	to elect five (5) directors to hold office until the close of the next annual meeting of Shareholders of the Corporation;

4.	to appoint Deloitte & Touche LLP as the Corporation’s auditors for the ensuing year;

5.	to authorize the directors to fix the remuneration to be paid to the auditors; and

6.	to transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.
Accompanying this Notice of Meeting is a Management Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting, a Form of Proxy, a return envelope for the use of Shareholders to send in their proxy, a financial statement request form for use by Shareholders who wish to receive interim and annual financial statements, and a copy of the Corporation’s 2008 annual report.
The Board of Directors of the Corporation fixed August 11, 2008 as the Record Date for the determination of the Shareholders entitled to receive this Notice, and to attend and vote at the Meeting.
If you are a registered Shareholder and are unable to attend the Meeting, please read the Notes to the Proxy and complete, sign and return the endorsed Proxy. A Proxy will not be valid unless it is deposited with the Corporation’s transfer agent, CIBC Mellon Trust Company, BY MAIL to P.O. Box 721, Agincourt, Ontario, M5A 4K9, OR BY HAND at 320 Bay Street, Banking Hall Level, Toronto, Ontario, OR BY FAX to the Proxy Department at 1-866-781-3111 (toll free in North America) or 416-368-2502, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.
If you are a non-registered Shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered Shareholder of the Corporation and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.
Dated at the City of Vancouver, in the Province of British Columbia, as of the 15th day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF
WEX PHARMACEUTICALS INC.

“Dr. Bin Huang”

Dr. Bin Huang
President, Chief Executive Officer

Proxy

ANNUAL AND SPECIAL MEETING OF HOLDERS OF RESTRICTED VOTING SHARES (“MEETING”)
OF WEX PHARMACEUTICALS INC.
(the “Corporation”)

TO BE HELD AT:	THE HYATT REGENCY VANCOUVER HOTEL 655 Burrard Street, Vancouver, BC
ON: SEPTEMBER 24, 2008
The undersigned shareholder of the Corporation hereby appoints, DR. BIN HUANG, President and Chief Executive Officer of the Corporation, or failing this person, PETER H. STAFFORD, Corporate Secretary for the Corporation, or in the place of the foregoing,  ________  as proxyholder for and on behalf of the undersigned shareholder with the power of substitution to attend, act and vote for and on behalf of the undersigned shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said Meeting, or any adjournment thereof.
The undersigned shareholder hereby directs the proxyholder to vote the Restricted Voting Shares of the Corporation registered in the name of the undersigned shareholder as specified herein.
The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Restricted Voting Shares Represented by Proxy:
THIS PROXY IS NOT VALID UNLESS IT IS SIGNED. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BE DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE
Resolutions (For full details of each item, please see the enclosed Notice of Meeting dated August 15, 2008 and Information Circular also dated August 15, 2008 (“Circular”)
Please indicate your proposal selection by placing an “X” in the appropriate space with blue or black ink only.

		For	Against
1.	To fix the number of directors of the Corporation for the ensuing year at seven (7)

		For	Withhold
2.	To elect five (5) directors:

(a) Michael (Guang) Luan

(b) Simon Anderson, CA

(c) Tom Du

(e) Kenneth M. Strong

(f) John W. Sibert, III

3.	To appoint Deloitte & Touche LLP as auditors

		For	Against
4.	To authorize the directors to fix the remuneration to be paid to the auditors

INSTRUCTIONS FOR COMPLETION OF PROXY
1.	This Proxy is solicited by the Management of the Corporation.

2.	If you are a registered shareholder and you wish to attend the Meeting to vote on the resolutions in person , please register your attendance with the Corporation’s scrutineers at the Meeting.

3.	If you cannot attend the Meeting but wish to vote on the resolutions, you can appoint another person , who need not be a shareholder of the Corporation, to vote according to your instructions. To appoint someone other than the designees of management named, please insert your appointed proxyholder’s name in the space provided, sign and date and return the proxy. Where you do not specify a choice on a resolution shown on the proxy, this proxy confers discretionary authority upon your appointed proxyholder.

4.	If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date and return the proxy. Where you do not specify a choice on a resolution shown on the proxy, a nominee of management acting as proxyholder will vote the Restricted Voting Shares as if you had specified an affirmative vote.

5.	The Restricted Voting Shares represented by this proxy will be voted or withheld from voting in accordance with your instructions on any ballot of a resolution that may be called for and, if you specify a choice with respect to any matter to be acted upon, the Restricted Voting Shares will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy, or any other matters which may properly come before the Meeting, the Restricted Voting Shares will be voted by the appointed nominee as he or she in their sole discretion sees fit.

6.	If you vote on the resolutions and return your proxy, you may still attend the Meeting and vote in person should you later decide to do so. To attend the Meeting and vote, you must revoke your former proxy. If you are a registered shareholder and you wish to revoke your proxy, you may do so by depositing a letter to that effect and delivering it to the registered office of the Corporation at 2900 – 550 Burrard Street, Vancouver, British Columbia V6C 0A3 Attention: L. Bremner at any time up to and including the last business day preceding the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting.

7.	In order to be entitled to vote or to have its shares voted at the Meeting, a shareholder which is a corporation (a “Corporate Shareholder”) must either (a) attach a certified copy of the directors’ resolution authorizing a representative to attend the Meeting on the Corporate Shareholder’s behalf, or (b) attach a certified copy of the directors’ resolution authorizing the completion and delivery of the proxy. Only a Corporate Shareholder of record at 10:00 am. (Vancouver time) on August 11, 2008, the authorized representative of which attends the Meeting pursuant to a certified copy of the directors’ resolution authorizing such representative, or which has completed and delivered a proxy as authorized by a certified directors’ resolution, in the manner and subject to the provisions set forth herein, will be entitled to vote or to have its shares voted at the Meeting.
To be represented at the Meeting, this proxy must be received at the office of CIBC Mellon Trust Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of CIBC Mellon Trust Company, PO Box 721 Agincourt, Ontario, M1S 0A1 or via Fax to (416) 368-2502

WEXPharmaceuticals Inc.is dedicatedto the discovery, development, manufacture and commercialization of innovative drug products to treat pain. WEX’s principal business strategy is to derivedrugsfrom naturally occurring toxins anddevelop proprietary products forthe global market.
TSX: WXI www.wexpharma.com

Annual Report 2008 / WEX Pharmaceuticals Inc. I

About WEX
WEX Pharmaceuticals Inc. (“WEX”) is dedicated to the discovery, development, manufacture and commercialization of innovation drug products to treat pain. WEX’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. WEX is headquartered in Vancouver, B.C. and listed on the Toronto Stock Exchange under the symbol WXI.
TECHNOLOGY
WEX’s platform technology is built upon Tetrodotoxin (also referred to as “TTX”), a highly selective sodium channel blocker derived from the puffer fish. Sodium channels are found on nerves and are involved in transmission of nerve impulses. Tetrodotoxin targets a subset of sodium channels found on nerves which conduct pain impulses. It is believed that there are changes to this subset of sodium channels in chronic pain conditions. Tetrodotoxin is extremely potent, and much lower dosages are needed to produce an analgesic effect than with other drugs.
Because currently available pain-relieving therapy is unsatisfactory for many patients, there is a need for new therapeutic approaches for the management of moderate or severe cancer pain.
PRODUCT DEVELOPMENT
WEX’s TTX platform has a variety of therapeutic applications including analgesia, drug withdrawal, and local anaesthesia. WEX is now concentrating on the development and commercialization of TTX for inadequately controlled cancer-relatedlated pain. In the future TTX will be investigated in the management of other pain indications.
In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-014OL) of TTX for cancer-relatedlated pain due to the preliminary findings of the Data Monitoring Committee (a committee of independent experts appointed by us to review data). Subsequently, a detailed analysis of data generated from the WEX-014 trial was completed and presented to the Biologics and Genetic Therapies Directorate of Health Canada, which then approved our continuation of clinical investigation for TTX. We developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and in June 2007, WEX received No Objection Letters from Health Canada to conduct these trials.
TEC-006 is a multicentre, randomized, double-blindnd and placebo-controlled trial comparing the efficacy and safety of TTX to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-relatedlated pain. The study design is based on the knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive TTX.
If successful, the results of these clinical trials would be the basis for regulatory filings in Canada seeking approval to market TTX for cancer pain.
MARKET OPPORTUNITY
At present, the management of severe cancer pain generally includes the use of morphine and other opiates. This can often result in undesirable side effects, and treatment with this type of medication is not always effective. Because currently available pain-relieving therapy is unsatisfactory for many patients, there is a need for new therapeutic approaches for the management of moderate or severe cancer pain.
2 WEX Pharmaceuticals Inc. / Annual Report 2008

In addition to the unmet medical need, the number of patients suffering from cancer continues to grow. In North America alone, based on estimates provided by the American Cancer Society and the Canadian Cancer Society, 1,604,820 were diagnosed with cancer in the United States and Canada in 2007. Between 75% and 90% of patients with metastatic or advanced stage cancer will experience significant cancer-induced pain. In hospitalized patients, 79% experience pain, with 46% experiencing severe pain despite analgesic therapy. Moreover, the actual treatment of cancer can cause pain, with chemotherapy-induced peripheral neuropathy occurring in about half of patients receiving some types of chemotherapy. The global market for pain therapeutics used in cancer patients was approximately US$15.2 billion in 2005 and this is expected to reach at least US$23 billion by 2010.
Our long term goal is to develop and commercialize products for the management of acute and chronic moderate to severe pain.
INTELLECTUAL PROPERTY
WEX currently holds rights to 119 patents or patent applications worldwide, consisting of 37 issued patents and 82 pending applications across 23 patent families, protecting various therapeutic uses, dosages, formulations and processes involving TTX as well as analogues and derivatives of TTX. In addition, there are a number of patents and patent applications involving combination therapies involving TTX in the key indication of pain management.
BUSINESS STRATEGY
Our long term goal is to develop and commercialize products for the management of acute and chronic moderate to severe pain. We plan to continue to conduct and manage research, pre-clinical development, and the earlier stages of clinical development ourselves. In the later stage of clinical trials, we intend to seek out strategic alliances with established pharmaceutical firms with a view to attracting financial participation for the later phases of clinical development and regulatory approval and to access their marketing and sales capabilities.
Legal Disclaimer: This document contains forward-looking statements reflecting WEX’s current plans and objectives for future results which are based on various factors and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, the company’s ability to successfully complete preclinical and clinical development of its products, the ability to attract and retain corporate alliances relating to the development and commercialization of its technologies and products, decisions and the timing of decisions made by health regulatory agencies regarding approval of WEX’s products, the ability to obtain timely patent and other intellectual property protection for its technologies and products, the competitive environment and the impact of technological advances, and the uncertainty of access to capital required to finance the company’s activities. These factors should be considered carefully and readers should not place undue reliance on WEX’s forward-looking statements. WEX assumes no obligation to update these forward-looking statements to reflect actual results, changes and assumptions or changes in other factors affecting such statements. This is not a solicitation for funds, but for information only.
Annual Report 2008 / WEX Pharmaceuticals Inc. 3

Dear Shareholders,
Fisal year 2008 was a transformational one for WEX. We completed the year with a great achievement — starting our Phase 3 trial of TTX in Canada. This was the culmination of many years of hard work by the WEX team and our investigators, and was made possible by a $20 million private placement in October 2007, by our strategic investor, CK Life Sciences Int’l (Holdings) Inc.
It is my great pleasure to be joining WEX at such a critical and exciting time. I would like to take this opportunity to thank our staff, collaborators and shareholders. It is your dedication, hard work and patience that made our company’s survival and success possible.
Drug development is a lengthy and costly process, and a risky business. It is full of excitement, occasional frustrations and disappointments. Recent history at WEX is a typical example of the ups and downs a drug development firm may experience. As a company, we have made substantial investment in the development of TTX, an innovative and promising drug candidate for the management of pain. In the early 2000’s, we completed three Phase 1 clinical trials in Canada and confirmed the safety of TTX in humans. Following a successful Phase 2a study in Canada (WEX-003), we started our Phase 2b Canadian clinical trial (WEX-014) in early 2004. Unfortunately, an interim analysis of the WEX-014 trial suggested that the study would unlikely meet its primary endpoint, which was limited to the change in pain intensity.
The disclosure of these results was perceived by the capital markets as a “failed clinical trial” and made it extremely difficult for WEX to raise the additional funding required for further development of TTX. Despite the difficulties, our team continued to work hard under very tough conditions. Following the recently available guidelines for clinical trials for chronic pain (IMMPACT), our team, along with our lead investigators and advisors, reanalyzed the data from the 79 patients included in the interim analysis and concluded that the trial would have met its primary endpoint if the endpoint had combined the change in pain intensity with quality of life measures, as recommended by IMMPACT.
The results of the reanalysis were used to guide the design of our current Phase 3 trial (TEC-006). We submitted a Clinical Trial Application to Health Canada in May 2007 for TEC-006, and received a No Objection Letter a month later. Subsequently, the results of the re-analysis were published in the April 2008 issue of Journal of Pain and Symptoms Management.
In developing TTX for pain management, we have chosen a very worthy cause. Intolerable pain, particularly pain experienced by cancer patients that does not respond to current therapies, is an unmet medical need. Cancer pain has a very negative impact on the quality of life of patients and those around them. The unique mode of action of TTX as a highly potent and selective sodium channel blocker makes it an excellent candidate as an analgesic for moderate to severe pain. If successful, our TEC-006 trial will form the basis for a New Drug Submission in Canada. Because we are addressing a significant unmet medical need, we expect TTX to be a drug that will bring clinical benefits to patients and financial rewards to our investors.
Our goals for the next 18 to 24 months are very clear. As we move forward toward the finish line for our lead drug candidate, we will be focusing our efforts on the TEC-006 trial to ensure the quality and speed of patient enrolment, data collection and analysis, and to manage the clinical trial in a most cost-effective manner. Our first target is to complete the enrolment of the 60 patients required for an interim analysis in the second quarter of calendar year 2009. In parallel with our pivotal trial, we plan to explore other potential applications of TTX, and opportunities for partnerships for the further development and commercialization ofTTX outside Canada. The journey ahead will be exciting, and we look forward to the challenges and success ahead.
I thank you again for your support.
Bin Huang, PhD, MBA
President & CEO
4 WEX Pharmaceuticals Inc. / Annual Report 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FISCAL YEAR ENDED MARCH 31, 2008
The following discussion by management of the operating results covers the 12-month period ended March 31, 2008 is as of June 25, 2008 and should be read in conjunction with the Company’s audited consolidated financial statements and the notes included thereto. The Company’s audited consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and all amounts are in Canadian currency unless otherwise noted.
FORWARD-LOOKING STATEMENTS
The forward-looking statements in this discussion regarding our expectations, regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc., including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for pain management. The Company’s platform technology is built upon Tetrodotoxin (also referred to as “TTX”), a naturally-occurring sodium channel blocking compound found primarily in the puffer fish or blowfish (or “fugu” as it is known in Japan). In addition, we own and operate a drug manufacturing facility in Nanning, China. This facility manufactures TTX for use by us in our clinical trials. The facility’s excess capacity is used to manufacture generic drugs which are sold only in China.
Product Pipeline
Tectin
The Company’s lead product based on TTX is Tectin, which is being developed as a medication intended to provide relief for various chronic pain conditions associated with cancer. In March 2006, we terminated our Phase IIb/III clinical trials (WEX-014 and WEX-014OL) forTectin for cancer-related pain due to the preliminary findings of the Data Monitoring Committee (“DMC”), a committee of independent experts appointed by us to review data. The DMC found a greater proportion of responders, as defined by a decrease in pain with stable use of opioid, in the group receiving Tectin compared to the group receiving placebo. However, this difference was not found to be statistically significant. In a post-hoc analysis conducted by WEX, there was a statistically significant difference between Tectin and placebo based on an evaluation that combines pain outcome with improvement in quality of life. The results of the reanalysis have been published in a peer-reviewed journal (Journal of Pain and Symptom Management) in April 2008.
The results of the reanalysis were previously presented to the Biologics and Genetic Therapies Directorate (“BGTD”) of Health Canada, which then approved Company’s continuation of clinical investigation for Tectin. We developed revised protocols for further Phase III clinical trials for cancer pain (TEC-006 and TEC-006OL) and in June 2007, WEX received No Objection Letters from Health Canada to conduct these trials.
TEC-006 is a multicentre, randomized, double-blindnd and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in approximately 120 patients with moderate to severe inadequately controlled cancerr-elated pain. The study design is based on the Company’s knowledge and experience obtained from the WEX-014 trial. A primary composite endpoint that evaluates pain reduction with an improvement in quality of life will be used to define true responders to treatment. Enrolment and dosing of the first patient in the TEC-006 trial occurred in early April 2008. All patients participating in the TEC- 006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an openlabel clinical trial (TEC-006OL) where all patients will receive Tectin.
Annual Report 2008 / WEX Pharmaceuticals Inc. 5

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Other Applications of TTX
WEX entered into a License Agreement and Sponsored Research Agreement effective January 28, 2008 with Children’s Medical Center Corporation and Children’s Hospital Boston, respectively, for the development and commercialization of pharmaceutical(s) containing TTX for prolonged local anaesthesia, based on patented technology of Children’s Hospital Boston. Preliminary data suggests that TTX may have a much longer anaesthetic effect than that of other products currently on the market and may also reduce the amount of pain patients suffer after surgery. Under these agreements, WEX will fund research at Children’s Hospital Boston and later develop and commercialize products based on the technology. WEX does not intend to pursue the development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances until further resources are available or until the Company enters into a suitable partnership/collaboration.
CORPORATE UPDATE
In addition to the events described above, the following significant events occurred since our last annual disclo-sure:
CK Life Sciences Int’l. Inc. (“CKLS”)
Transaction
In July 2007, WEX entered into a subscription agreement with CK Life Sciences Int’l., Inc. (“CKLS”) with respect to a private placement of equity and debt. The private placement closed on October 17, 2007. Under the terms of the agreement, Pharmagesic (Holdings) Inc., an indirect whollyowned subsidiary of CKLS, subscribed for 16,327,272 restricted voting shares of WEX, representing approximately 27% of the issued and outstanding restricted voting shares (including the issuance of such shares), at a price of $0.275 per share for a total consideration of approximately $4,490,000 and a convertible debenture to be received in a series of quarterly instalments in the principal sum of $15,600,000. The first, second and third instalment of the convertible debentures in the amount of $5,500,000 have been received and are to be subsequently followed by further quarterly advances totalling $10,100,000 provided certain conditions are met.
The proceeds from this financing have been used to repay in full the short-term bridge funding, to pay out the holders of the 5.5% convertible debentures denominated in US dollars under which approximately $3.2 million (US$3.2 million) face value of the convertible debentures and accrued interest thereon was outstanding for the agreed discounted lump sum amount of $2.0 million (US$2.0 million), to pay closing costs of the financing and to repay outstanding accounts payable balances. The balance of the funds received and future convertible debenture instalments will be used to fund the Company’s planned Phase III clinical trials of Tectin and working capital needs.
The subscription agreement is available at www.sedar. com.
Concurrent with the CKLS financing, the Company entered into settlement agreements with several parties, a termination agreement with a senior executive, acquired the remaining 3% of NMLP, and consequently, incurred significant financing and reorganization charges for the year ended March 31, 2008.
Management
In November 2007, WEX appointed Dr. Bin Huang as President and Chief Executive Officer. Dr. Huang’s previous experience includes two years as CEO of GeneHarbour Technologies (Hong Kong) and five years as President and CEO of Cytovax Biotechnologies Inc. in Canada. Additionally, she served as Vice President of Business Development at Monsanto Canada, and was a top-ranked biotech analyst in Canada while she was a partner at GMP Securities. WEX has also successfully recruited an experienced financial controller, Mr. Kwong Choo, who joined the Company full time in January 2008. Mr. Choo has over 20 years of experience in finance and accounting, including 10 years as a financial controller in Canada. Mr. Choo assumed the responsibilities of the Company’s former Acting CFO, Mike Lam, who stepped down after the completion and filing of the second quarter’s financial statements. Mr. Lam was appointed Acting CFO in October 2007, after the resignation of Vaughn Balberan. Mr. Balberan, who held the position of Controller, also held the position of Acting CFO since January 2007.
Corporate Partnerships
In May 2007, WEX and its partner, Laboratorios del Dr. Esteve, S.A. (“Esteve”), entered into a termination agreement (the “Termination Agreement”) to amicably end their collaboration for the development of TTX as an analgesic. The partnership, formed in 2002, was aimed at obtaining approval from regulatory authorities for the marketing ofTTX in Europe. Under the Termination Agreement, WEX retains exclusive worldwide rights to all its intellectual property predating the collaboration, as well as all intellectual property developed by the parties during their collaboration.
6 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Intellectual Property
In September 2007, the Company was granted Canadian Patent No. 2,485,337 under the title, “Analgesic Composition and Method” and Canadian Patent No. 2,493,885 under the title, “Use of Sodium Channel Blocking Compounds and Aspirin in Manufacturing Drugs for Producing Synergistically Analgesic Effect in Mammals”. Foreign counterparts of both patents have been previously issued in China and are pending in other countries.
In April 2008, the Company announced that the U.S. Patent and Trademark Office issued a Re-examination Certificate for United States Patent No. 6,407,088, titled “Method of Analgesia”. This patent relates to the use of TTX for producing analgesia in humans. As re-examined, the patent maintains broad protection for the use of TTX at pharmaceutically acceptable doses to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration including subcutaneous injection, intramuscular injection, oral formulations and skin patches. The successful reexamination strengthens the intellectual property rights for Tectin.
FINANCIAL RESULTS
Selected Annual Information
The following table is a summary of selected audited con-solidated financial information of the Company for each of the three most recently completed financial years:

		Year ended March 31,
(in thousand of dollars, except per share amounts)	2008	2007	2006 (1)
Revenue	$1,002	$545	$629
Loss for the year	(2,799)	(4,760)	(21,622)
Basic and diluted loss per share	(0.05)	(0.13)	(0.62)
Total assets	7,519	5,333	11,891
Long term financial liabilities (2)	3,108	—	1,851

(1)	Included in the loss for the year is the write down of the intan-gible asset in the amount $3.6 million

(2)	Comprises the debt component of convertible debentures and capital lease obligations
There have been no cash dividends paid out in the life of the Company and management expects no dividends to be paid out in the coming years as any profits will be used to further the commercialization of Tectin.
For the fiscal year ended March 31, 2008, the Company recorded a net loss of $2.799 million ($0.05 per share) compared to a net loss of $4.760 million ($0.13 per share) for the fiscal year ended March 31, 2007. This decrease in net loss of $1.961 million is due to, amongst other items, gain in the settlement of the series 5.5% convertible debentures, recognizing in full the deferred revenue as income on termination of the Esteve collaboration arrangement, expense reductions relating to discontinuing all clinical trials in March 2006, staff reductions, reduced amortization, reduction of other overhead expenses and foreign exchange gains but offset with increased legal fees incurred due to the CKLS financing, costs incurred to settle legal actions and reductions in scientific research and development tax credits.
The Company had cash and short-term investments of $3.816 million as at March 31, 2008 compared to $1.627 million as at March 31, 2007.
Annual Report 2008 / WEX Pharmaceuticals Inc. 7

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Results of Operations
Revenue

	Year ended March 31,
(in thousands of dollars)	2008	2007	2006
Product sales	$501	$357	$441
License fees	501	188	188

	$1,002	$545	$629

For the year ended March 31, 2008 the total generic and other sales were $501,000 or an increase of $144,000 when compared to $357,000 in revenues for the year ended March 31, 2007. The Company continues to evaluate various business opportunities for its generic pharmaceuticals business in China, while remaining focused on the commercialization of Tectin.
On May 11, 2007, WEX terminated its license and collaboration agreement with Esteve, which was signed in November 2002. Upon termination of the agreement, the remaining balance of deferred revenue of $500,745 was recognized as revenue. License fees of $187,776 for the year ended March 31, 2007 were related to amortization of the upfront licensing payment of approximately $1.58 million received from Esteve during the year ended March 31, 2003. This original payment was recorded as deferred revenue and was being amortized on a straight-line basis.
Expenses

	Year ended March 31,
(in thousands of dollars)	2008	2007	2006
Cost of products sold	$272	$205	$277
Amortization	193	240	913
General and administrative	3,020	2,479	4,458
Research and development	1,447	1,748	10,641
Sales and marketing	30	66	69

	4,962	4,738	16,358

Cost of Products Sold
The cost of products sold has a direct bearing on the Company’s gross margins. Gross margins on product sales were 48% for the twelve months ended March 31, 2008 and 43% for the prior 2007 period.
Amortization
Amortization expense relates to the amortization of property and equipment utilized in research and development and general and administrative activities. Amortization of production and equipment is included in inventory and cost of sales. As such, a portion is included in the cost of goods sold. Total amortization expense decrease to $193,000 for the fiscal year ended March 31, 2008 from $240,000 for the fiscal year ended March 31, 2007. This decrease of $47,000 was due the disposal of capital assets and minimal capital purchases during the year.
General and Administrative
General and administrative expenses increased to $3.02 million for the fiscal year ended March 31, 2008 from $2.48 million for the fiscal year ended March 31, 2007. This increase of $540,000 was largely due to fees and settlement expenses associated with the subscription agreement with CKLS with respect to a private placement of equity and debt, offset by lower operating cost.
Research and Development
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with the Company’s clinical trials such as payments to clinical research organizations and research-related overhead expenses. Research and development expenses totaled $1.45 million for the fiscal year ended March 31, 2008 as compared to $1.75 million for the fiscal year ended March 31, 2007 or a decrease of $300,000 or 17%. The decrease is primarily due to the cancelling of the clinical trial in March 2006 and the suspension of most research related activity while waiting for the CKLS financing to be completed. However, it is expected the clinical trial and salary costs will now increase in subsequent quarters as the Company moves from the planning stage to clinical trial activity of TEC-006 phase III clinical trial.
Sales and Marketing
Sales and marketing costs were lower for the fiscal year ended March 31, 2008 as compared to the previous fiscal year, due to cost containment measures implemented by the Company.
Other Income and Expenses
Other income and expenses for the fiscal year ended March 31, 2008 decreased by $1,735,000 to a gain of $1,170,000 from an expense of $565,000 for the fiscal year ended March 31, 2007. The decrease is mainly a result of the settlement gain of $1,215,000 realized on the complete settlement of the 5.5% convertible debenture liabilities. Foreign exchange gains over the prior year periods had a significant impact on the decrease in losses due to the loss in value of the US dollar in spite of the decreasing strengths of the Chinese renminbi and Hong Kong dollar.
8 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Summary of Quarterly Results
The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending March 31, 2008. The Company did not have any discontinued operations or extraordinary items in this period.

			Basic and
		Loss for the	Diluted Loss	Total
(in thousand of dollars, except per share amounts)	Revenues	Period	per Share	Assets
June 30, 2006 (1)	$123	$(1,422)	$(0.04)	$8,179
September 30, 2006 (1)	154	(814)	(0.02)	7,373
December 31, 2006 (1)	133	(1,238)	(0.04)	5,666
March 31, 2007	135	(1,286)	(0.03)	5,333
June 30, 2007	681	(334)	(0.01)	4,396
September 30, 2007	143	(1,014)	(0.02)	4,073
December 31, 2007	66	(584)	(0.01)	6,257
March 31, 2008	112	(867)	(0.01)	7,519

(1)
Each quarter ending with the fiscal year ended March 31, 2007 was restated to agree with the annual audited financial statements. The Company made revisions to amortization expense, convertible debenture interest and foreign exchange and convertible debenture settlement gains. The resultant net adjustments increased the loss for the first quarter ended June 30, 2006 by $24,711, the second quarter ended September 30, 2006 by $7,386, the third quarter ended December 31, 2006 by $244,365 and the fourth quarter ended March 31, 2007 loss was decreased by $276,462. The basis of the restatement is described in note 2 to the Company’s September 30, 2007 financial statements.

The net effect on basic and diluted loss per share for the first and second quarter was $nil, for the third quarter was to increase the loss by $(0.01) to $(0.04) and the fourth quarter to decrease the loss by $0.01 to $(0.03) per share.

Revenues up until the quarter ended June 30, 2007 include a combination of sales of generic drugs and license fees from Esteve. In the quarter ended June 30, 2007, the remaining deferred license fees of $501,000 were included in revenue. Subsequent quarters represent only generic drug sales.
The quarterly loss over the most recent eight quarters has been affected largely by the following significant events:
•
R&D expenditures were relatively high in the quarter ended June 30, 2006 following cancellation of the TEC-014 study. R&D expenditures then remained low until the March 31, 2008 quarter when we started on the TEC-006 clinical trial.

•	Legal and related expenses were relatively high throughout calendar 2007 as the Company addressed certain conditions precedent to the CKLS transaction.
•
The loss for the quarter ended December 31, 2007 was reduced by the gain on the final discounted settlement of the UOB convertible debentures. The loss was increased by legal fees of approximately $386,000 to finalize the CKLS financing and settlements of legal proceedings and restructuring costs of $760,000.

•
The loss for the quarter ended June 30, 2007 was reduced by the inclusion of the remaining deferred Esteve licence fee revenue of $501,000. No further licence fee revenue was recognized after June 30, 2007.

•	The loss for the quarter ended September 30, 2006 was reduced by a R&D tax credit adjustment of $173,000.
•	In addition, in 2007 there were foreign exchange gains mainly due to the appreciation of the Chinese renminbi against the Canadian dollar.
Annual Report 2008 / WEX Pharmaceuticals Inc. 9

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Fourth Quarter Results
The following table is a summary of selected information for the three-month periods ended March 31, 2008 and March 31, 2007:

	Three months ended
	March 31,
(in thousands of dollars)	2008	2007
Research and development expenses	$602	$480
General and administrative expenses	1,383	685
Amortization	46	59
Interest income	26	9
Net loss	867	1,286
For the three-month period ended March 31, 2008, the Company’s net loss decreased by $419,000 or 33% to $867,000 compared to $1,286,000 for the same period in fiscal 2007.
Research and development expenses increased due to increased activities associated with the Company’s TEC-006 Phase III clinical trial.
The significant increase in general and administrative expenses primarily resulted from the reclassification of restructuring costs from the previous quarter.
Amortization expense decreased due to limited new investment in capital assets.
The increase in interest income primarily resulted from increased cash balances due to the October 2007 private placement agreement.
Disclosure Controls and Procedures and Internal Controls
The Company has established disclosure controls and procedures for the timely and accurate preparation of financial and other reports. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by applicable securities regulations and that information required to be disclosed is accumulated and communicated to the appropriate members of management and properly reflected in the Company’s filings. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these disclosure controls and procedures should not exceed their expected benefits. As such, the Company’s disclosure controls and procedures can only provide reasonable assurance, and not absolute assurance, that the objectives of such controls and procedures are met.
As at March 31, 2008, management evaluated the effectiveness of the design and operation of its disclosure controls. Based on their evaluation, the Chief Executive Officer and acting Chief Financial Officer concluded that WEX’s disclosure controls and procedures are effective in providing reasonable assurance that material information required to be disclosed by the Company in reports filed with Canadian securities regulators is accurate and complete and filed within the time periods required.
There have been no significant changes in WEX’s internal control over financial reporting during the year ended March 31, 2008, that have materially affected, or are reasonably likely to materially affect WEX’s internal control over financial reporting.
Liquidity and Capital Resources
As at March 31, 2008, the Company had cash short term investments of $3,815,631, compared to $1,627,427 at March 31, 2007. Major contributors to the net change are as follows:
•	$9,990,000 proceeds from CKLS investment, received in October and December, 2007 and March 2008
•	$1,560,000 financing costs applied against proceeds from issuance of shares and debentures
•	$2,060,000 payment for the outstanding debentures
•	$4,690,000 used in operating activities for the fiscal year ended March 31, 2008
During the fiscal year ended March 31, 2008, receivables decreased from $1.420 million to $1.140 million, due mainly to the receipt of investment tax credits. Included in accounts payable and accrued liabilities at March 31, 2008, is a provision of $589,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement (see Contractual Obligations and Contingencies below). Management is strongly of the opinion that the claim is entirely without merit and intends to vigourously defend this claim. During the period, the Company paid off its series 5.5% convertible debentures for a discounted principal sum of $1.967 million, issued 16.327 million restricted voting shares to CKLS for gross proceeds of $4.490 million, and as well issued $5.5 million series LIBOR plus 4% convertible debenture to CKLS. A portion ($2,148,799) of the series LIBOR plus 4% convertible debenture was allocated to equity net of issue cost of $211,270.
10 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
To date, the Company has received a total of $9.9 million from the CKLS financing in form of shares subscription and convertible debentures that was closed on October 17, 2007. Subject to certain conditions, the remaining $10.1 million will be advanced to WEX in quarterly instalments ending March 2009. We believe that our cash balances in place, along with the scheduled quarterly instalments from the CKLS financing, will be sufficient to fund our operating and capital requirements for the next 15 months.
As at March 31, 2008 the Company had working capital of $3,780,120. Working capital is defined as current assets less current liabilities. Working capital provides information on the Company’s ability to meet its obligations and fund ongoing operations. Included in working capital is cash of $3,815,631 which is held in different currencies as follows:

	March 31,	December 31,	September 30,	March 31,
(in thousands of dollars)	2008	2007	2007	2007
Canadian dollars	$3,595	$3,157	$31	$250
U.S. dollars	4	6	35	7
Chinese renminbi	174	72	199	457
Hong Kong dollars	43	4	48	913

	3,816	3,239	313	1,627

The renminbi is not freely convertible into foreign currencies and is subject to local governmental restrictions.
Contractual Obligations and Contingencies
The Company’s contractual commitments relate to the lease of the Company’s office space and operating leases for office equipment, debenture obligations plus clinical research and equipment purchases. Payments required under these agreements and leases are as follows:

	Payments Due by Period
(in thousands of dollars)	Total	2008 - 2009	2009 - 2010	2011 - 2012	Thereafter
Contractual Obligations
Operating leases	$380	$230	$144	$6	$—
Clinical and equipment	25	25
Debenture obligations (1)	6,219	—	6,219	—	—

	6,624	255	6,363	6	—

(1)	The debenture obligations include principal and interest. Total interest payments to fiscal 2010 will be approximately $719,000.
On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,591,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
On April 25, 2008 WEX received formal demand for payment of approximately $1,094,000 in respect of sums allegedly owing pursuant to a finder’s fee agreement dated February 8, 2007 between WEX and a businessman resident in China. On May 9, 2008 WEX responded to the demand denying liability and refusing to pay the sum demanded. No formal proceedings have been initiated.
Refer to the notes to the consolidated financial statements, note 13 “Commitments and contingencies” for further details pertaining to litigation.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
Transactions with Related Parties
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently appointed the Company’s corporate secretary. For the fiscal year ended March 31, 2008 legal fees incurred to this law firm of $655,109 (2007 — $366,234) are included partly in general and administrative expenses and partly in financing and restructuring costs. As at March 31, 2008, $11,279 is included in accounts payable and accrued liabilities (2007 — $75,890).These legal fees have been incurred in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.
Annual Report 2008 / WEX Pharmaceuticals Inc. 11

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
On July 25, 2007 an affiliate of the investor of the private placement advanced a bridge loan in the principal amount of $350,000 and on October 3 and 4, 2007 additional funding was provided to WEX in the amount of $80,192 for general corporate purposes. The funds advanced were secured against certain Quebec tax refunds. Interest rate was at LIBOR plus 4%. The loan plus interest was repaid in full on October 17, 2007.
Interest expense for the fiscal year ended March 31, 2008 amounted to $7,722 (2007-$nil) respectively are reported in other income and expenses.
Financial Instruments and Other Instruments
Convertible debentures
(a)	Series 5.5% convertible debentures maturing December 31, 2007 (Denominated in US dollars)
As of October 17, 2007 the remaining aggregate principal amount of the debentures of US$3,241,875, which is equivalent to $3,177,038 was settled in full with a discounted principal payment to the debenture holders in the amount of US$2,000,000 or equivalent to $1,966,800.
(b)	Series LIBOR plus 4% convertible debentures maturing two years from date of issue (convertible debenture (the “Debenture”) in the principal sum of $15,600,000)
The proceeds raised under the debenture and private placement are to be applied to fund the cost of WEX’s planned phase III clinical trials of Tectin and for working capital purposes. The Debenture will mature on October 17, 2009. If at maturity, WEX is unable to make payment, the maturity date may be extended for two years at WEX’s option.
Instalments of $2,000,000, $1,500,000 and $2,000,000 were received on October 17, December 31, 2007 and March 31, 2008 respectively.
Subject to certain conditions precedent, the remaining funds of $10,100,000 under the Debenture terms will be advanced quarterly to WEX following the end of each financial quarter commencing June 30, 2008. The Debenture will impose significant restrictions on the activities of WEX throughout its term.
The principal amount of the Debenture is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default and in the event that an offer for effective control of WEX is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at an issue price equal to the Discounted Market Price (as defined below) of such shares on the date of conversion and in all other cases at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the Toronto Stock Exchange (“TSX’) over the last five trading days prior to the conversion date. The potential conversion of the debentures issued to March 31, 2008 may result in the issuance of between 3,142,857 and 110,000,000 restricted voting shares.
The Debenture bears interest at the rate of London Inter-bank Offered Rate (“LIBOR”) plus 4% per year, calculated semi-annually, not in advance, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, WEX may be required to issue restricted voting shares at an issue price equal to VWAP of such shares on the TSX for each trading day over the six-month period prior to the date that interest payment is due, less a discount of 30% (the “Discounted Market Price”). Interest accrued to March 31, 2008 of $113,838 is included in accounts payable and accrued liabilities.
The issue price of the restricted voting shares to be issued pursuant to the conversion provisions in the Debenture or the conversion provisions for interest payments in default may not be higher than $1.75 per share or less than $0.05 per share.
The fair value of the convertible debentures are calculated at the present value of future contractual payments of principal and interest, discounted at a rate of 25% per year which approximates the risk of capital applicable to market rates of interest. After taking into account offering costs, this equates to an effective interest rate of 28%. As at March 31, 2008 the equity component of the LIBOR plus 4% convertible debentures issued from October 17, 2007 to March 31, 2008 is $2,148,799 and the fair value component of the liability is $3,351,201.
12 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Other Instruments
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars the Chinese renminbi. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Outlook
The Company expects to incur operating losses for the foreseeable future as the lead product, Tectin, undergoes clinical development. The magnitude of losses will be largely affected by the timing and scope of future clinical trials for Tectin, as well as the Company’s other initiatives in research, development, and business development activities.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and are based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. The Company did not enter into any collaborative licensing agreement entered during the quarter ended March 31, 2008
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.
Stock-based compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and to non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity and the many assumptions that must be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Convertible debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity, as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a prorata basis between deferred financing costs and the equity portion.The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of obtaining or renegotiation of the convertible debentures would have attracted an interest rate of approximately 25% per year.
Annual Report 2008 / WEX Pharmaceuticals Inc. 13

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Fiscal Year Ended March 31, 2008
Adoption of Accounting Policies
Accounting changes
In July 2006, the CICA revised Section 1506, “Accounting Changes”, which now requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The revised section is effective for the Company’s financial year beginning April 1, 2007.
Financial instruments
In April 2005, the Accounting Standards Board issued three new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential amendments throughout the CICA Handbook. These new standards are effective for the Company’s interim and annual financial statements beginning with the first quarter of 2007.
Financial instruments — Recognition and measurement, section 3855
This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents and short-term investments have been classified as available-for-sale and will be recorded at fair value on the balance sheet. Changes in the fair value of these instruments will be reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.
Financial instruments — Hedges, section 3865
This standard is applicable when a Company chooses to designate a hedging relationship for accounting purposes. It builds on the existing AcG-13, “Hedging Relationships”, and Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. As at March 31, 2008, the Company has no hedging relationships.
Financial instruments — Comprehensive income, section 1530
This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized.
Adoption of these new accounting policies had no effect on the Company’s deficit balance at March 31, 2007. The loss for the fiscal year ended March 31, 2008 and total shareholders’ deficiency at March 31, 2008 are unchanged.
Share Capital
As of March 31, 2008, there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.1 million in share capital and there were 2,948,333 stock options outstanding in the Company’s stock option plan (of which 2,400,453 were exercisable) at a weighted average exercise price of $1.94.
As at March 31, 2008 and at the date of this MD&A there were no warrants outstanding.
As of the date of this MD&A there was one Class A special share and 60,136,723 restricted voting shares issued and outstanding for a total of $68.1 million in share capital and there were 2,948,333 stock options outstanding in the Company’s stock option plan (of which 2,400,453 were exercisable) at a weighted average exercise price of $1.94. In addition, the Company has issued a convertible debenture that could result in the issuance of between 3,142,857 and 110,000,000 restricted voting shares converted on the basis of an agreed formula not exceeding $1.75 per share and not less than $0.05 per share.
The current version of the Company’s Annual Information Form is available on the Company’s web site www.wexpharma.com and on www.sedar.com.
14 WEX Pharmaceuticals Inc. / Annual Report 2008

MANAGEMENT RESPONSIBILITY FOR FINANCIAL REPORTING
The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.
In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The consolidated statements include amounts, which are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of three independent directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors not less than quarterly, to satisfy itself that management’s responsibilities are properly discharged and to review the quarterly and annual consolidated financial statements prior to their presentation to the Board of Directors for approval. The external auditors, Manning Elliott LLP, conduct an independent examination, in accordance with Canadian generally accepted auditing standards and express their opinion on the consolidated financial statements. The external auditors have free and full access to the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

Dr. Bin Huang
President and CEO
AUDITORS’ REPORT
To the Shareholders of
WEX Pharmaceuticals Inc.
We have audited the consolidated balance sheets of WEX Pharmaceuticals Inc. as at March 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
June 19, 2008
Annual Report 2008 / WEX Pharmaceuticals Inc. 15

WEX PHARMACEUTICALS INC.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2008 AND 2007

	2008	2007
ASSETS

Current assets
Cash	$2,058,054	$1,265,542
Short-term investments	1,757,577	361,885
Receivables (Note 4)	1,139,514	1,420,247
Inventory (Note 5)	135,397	107,237
Prepaid expenses and deposits	250,373	255,315

Total current assets	5,340,915	3,410,226

Deposits	18,652	23,231
Property and equipment (Note 6)	1,671,125	1,899,130
Other assets (Note 8(a))	488,033	—

TOTAL ASSETS	$7,518,725	$5,332,587

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities	$1,527,267	$1,606,319
Advances from customers	25,472	27,848
Deferred revenue (Note 7)	—	187,778
Deferred lease inducements	8,056	8,056
Convertible debentures (Note 8)	—	3,689,272

Total current liabilities	1,560,795	5,519,273

Deferred revenue (Note 7)	—	312,967
Deferred lease inducement	6,042	14,098
Convertible debentures (Note 8)	3,107,742	—

Total liabilities	4,674,579	5,846,338

Shareholders’ equity (deficiency)
Share capital — Special class A share (Note 9) Share	1	—
Capital — Restricted voting shares (Note 9) Equity	68,130,150	64,230,769
component of convertible debentures (Note 8)	1,937,529	725,018
Contributed surplus (Note 10)	5,271,341	4,951,016
Deficit	(72,494,875)	(70,420,554)

Total shareholders’ equity (deficiency)	2,844,146	(513,751)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$7,518,725	$5,332,587

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 13)
Subsequent event (Note 16)
See accompanying notes to the consolidated financial statements
Approved on behalf of the Board of Directors:

Director	Director
16 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007

Revenue
Product sales	$501,023	$356,802
License fees (Note 7)	500,745	187,776

Total revenue	1,001,768	544,578

Cost of products sold	272,311	205,096

Gross profit	729,457	339,482

Expenses
Amortization	193,012	240,368
General and administrative	3,019,641	2,479,315
Research and development	1,447,197	1,748,368
Sales and marketing	29,834	66,269

Total operating expenses	4,689,684	4,534,320

Operating loss	(3,960,227)	(4,194,838)

Other income (expenses)
Interest and sundry income	56,100	110,702
Interest expense on convertible debentures and bridge funding	(349,261)	(766,428)
Foreign exchange gain (loss)	250,337	(81,949)
Gain on early repurchase of convertible debentures (Note 8)	1,214,554	—
Gain on settlement of accounts payable	—	172,393
Loss on disposal of equipment	(1,244)	—

Total other income (expenses)	1,170,486	(565,282)

Loss for the year before Income taxes	(2,789,741)	(4,760,120)

Income tax expense	(9,598)	—

Loss and comprehensive loss for the year	(2,799,339)	(4,760,120)

Deficit, beginning of year	(70,420,554)	(65,660,434)

Equity component of early repurchase of convertible debentures (Note 8(b))	725,018	—

Deficit, end of year	$(72,494,875)	$(70,420,554)

Basic and diluted loss per share	$(0.05)	$(0.13)
Weighted average number of shares outstanding	51,235,000	37,025,000

See accompanying notes to the consolidated financial statements
Annual Report 2008 / WEX Pharmaceuticals Inc. 17

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES

Loss for the year	$(2,799,339)	$(4,760,120)
Adjustments for items not involving cash:
Amortization of deferred revenue	(500,745)	(187,776)
Amortization of property and equipment	239,005	277,286
Amortization of deferred financing costs	—	9,083
Deferred tenant inducement allowance	(8,056)	(8,056)
Unrealized foreign exchange gain	(541,278)	(65,460)
Gain on settlement of accounts payable	—	(172,393)
Gain on early repurchase of convertible debentures	(1,214,554)	—
Accretion of convertible debentures	130,485	757,345
Loss on disposal of property and equipment	1,244	4,271
Stock-based compensation	320,325	195,828

	(4,372,913)	(3,949,992)

Changes in non-cash working capital items:
Receivables	276,053	(44,286)
Inventory	(28,363)	(38,146)
Prepaid expenses, deposits and other	(3,297)	68,272
Accounts payable and accrued liabilities	(648,278)	(2,729,134)
Advances from customers	(1,806)	12,539

Cash used in operating activities	(4,778,604)	(6,680,747)

INVESTING ACTIVITIES

Purchase of short-term investments	(4,918,751)	(350,385)
Proceeds from short-term investments	3,506,374	111,500
Proceeds from disposals of property and equipment	—	9,293
Purchases of property and equipment	(9,595)	(20,671)

Cash used in investing activities	(1,421,972)	(250,263)

FINANCING ACTIVITIES

Proceeds from issuance of common shares, net of issuance costs	4,213,681	1,464,750
Proceeds from convertible debentures and bridge loan, net of issuance costs	5,176,399	—
Repayment of debentures and bridge loan	(2,396,992)	(1,065,871)

Cash provided by financing activities	6,993,088	398,879

Increase (decrease) in cash	792,512	(6,532,131)

Cash, beginning of year	1,265,542	7,797,673

Cash, end of year	$2,058,054	$1,265,542

Supplemental cash flow information:
Interest paid	$202,189	$119,739
Income taxes paid	$9,598	$—

See accompanying notes to the consolidated financial statements
18 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
1.     NATURE AND CONTINUANCE OF OPERATIONS
WEX PHARMACEUTICALS INC. (“WEX”) was federally incorporated under the Canada Business Corporations Act in 1987 and its shares are listed on the Toronto Stock Exchange (“TSX”). WEX and its subsidiaries (collectively the “Company”) are primarily engaged in the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenue from the manufacture and sale of generic drug products manufactured at its facility in the People’s Republic of China (“PRC”) and from licence fees and royalties by granting licensing rights to its products.
As at March 31, 2008, the Company had accumulated losses since inception of $72,494,875. The Company’s ability to continue as a going concern is dependent upon its ability to obtain approval for its products, develop and market its products or otherwise sell or license its technology, obtain additional financing, achieve profitable operations and generate cash flow. Under a convertible debenture agreement, the Company may qualify to receive $10,100,000 in financing subsequent to March 31, 2008, should it meet certain conditions (see Note 8(a)).
These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.
2.     SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, are presented in Canadian dollars and include the accounts of the Company and its wholl-yowned subsidiaries, Wex Medical Corporation, International Wex Technologies Corp., IWT Bio Inc., Acro Pharm Corp., Wex Medical Limited and Nanning Maple Leaf Pharmaceutical Co., Ltd. (“NMLP”). In No vember 2007, the Company completed its purchase of the 3% non-controlling interest of NMLP. All significant inter-company balances and transactions have been eliminated upon consolidation.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

(b)	use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Significant areas requiring the use of estimates include the useful lives of property and equipment, the recoverability or valuation of investment tax credits and other receivables, income tax rates, the recoverability of future income tax assets, the valuation of convertible debentures, stock-based compensation, and the disclosure of contingent liabilities at the date of the financial statements. Actual results may differ from those estimates.

(c)	Translation of foreign currencies and subsidiaries

The Company’s functional and reporting currency is in Canadian dollars. Transactions in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect on the transaction date. Monetary items expressed in foreign currencies are translated into the functional currencies of the Company and its subsidiaries at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the statement of operations.

The accounts of the Company’s integrated foreign operations are translated using the temporal method of translation. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date and nonmonetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expense items are translated at the exchange rates prevailing at the date of the transaction except for amortization, which is translated at the exchange rates applicable to the related assets. Exchange gains and losses on translation are included in the determination of loss for the year.

(d)	Statutory reserves

Pursuant to PRC regulations, the Company’s subsidiary, Nanning Maple Leaf Pharmaceutical Co., Ltd. is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with PRC generally accepted accounting principles (“PRC GAAP”).

Annual Report 2008 / WEX Pharmaceuticals Inc. 19

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
Appropriations to the statutory surplus reserve must be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to
50% of the Company’s registered capital. The transfer to this reserve must be made before the distribution of dividends to shareholders. Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.
Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. These reserves are not available for distribution to owners under general operating conditions.
(e)	Cash and cash equivalents

Cash and cash equivalents, when applicable, include cash on account, demand deposits and money market investments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

(f)	Short-term investments

The Company considers all highly liquid financial instruments purchased with a maturity greater than 90 days but less than one year at the date of purchase to be short-term investments. Short-term investments are classified as available-for-sale and are recorded at their fair values using quoted market prices at the balance sheet date. Unrealized gains or losses on available-for-sale investments are recognized in other comprehensive income. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

(g)	Trade receivables and payables

Trade receivables and payables are non-interest bearing and stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables include allowances for uncollectible amounts.

(h)	Inventory

Inventory is recorded at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for finished goods. Cost of finished goods includes direct materials and applicable direct labour and overhead costs. Cost of products sold is determined on a first-in-first-out basis.

(i)	Property and equipment

Property and equipment is recorded at cost. Amortization is provided on a straight-line basis over the expected useful lives of the assets as follows:

Furniture and office equipment	5 years
Computer software	2 years
Machinery and equipment	3-10 years
Motor vehicles	10 years
Leasehold improvements are amortized over the term of the lease.
(j)	Intangible assets

Technology licenses and rights to technology are initially recorded at their acquisition costs and increased for costs incurred to further develop or enhance the technology based on consideration paid. Amortization is provided on a straight-line basis over the estimated useful life of ten years subject to impairment. Patent costs incurred for the filing of patents and the registration of trademarks for product manufacturing and marketing are expensed in the period incurred.

(k)	Impairment of long-lived assets

Long-lived assets, including property and equipment, are reviewed for impairment whenever events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of an asset is greater than the undiscounted net future cash flows expected to be provided by the asset. An impairment charge corresponding to the difference between the fair value of the asset and its carrying amount is charged to operations in the period the asset is determined to be impaired.

(l)	Deferred lease inducements

Lease inducements are deferred and amortized to reduce rent expense on a straightline basis over the term of the lease.
20 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
(m)	Convertible debentures

Convertible debentures are considered a compound financial instrument. The Company follows the residual value method to allocate the principal amount of the convertible debentures between the liability and equity components. Under this method, the value of the equity component is determined by deducting the fair value of the liability component from the face principal amount. Direct issuance costs are allocated to each component based on these relative values. The liability component is subsequently measured at amortized cost and accreted to the face principal amount over the estimated term of the convertible debentures using the effective interest rate method.

(n)	Revenue recognition
(i)	Product sales

Revenue from product sales is recognized when the product is shipped from the Company’s facilities to the customer as long as the Company has not retained any significant risks of ownership or future obligations with respect to products shipped, persuasive evidence of a contract or similar arrangement governing the transaction exists and collection is reasonably assured.

(ii)	License fees

License fees are comprised of initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fee payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the expected period of ongoing involvement by the Company. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values compared to vendor specific objective evidence.

(o)	Research and development expenses

Research costs which include salaries and benefits, clinical trial costs, patent costs and other related costs less any investment tax credits are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. No development costs have been deferred to date.

(p)	Investment tax credits

The recovery of investment tax credits for scientific research and development is recognized in the year the related qualifying expenditure is made providing there is reasonable assurance of recoverability and the amount can be reasonably estimated. The investment tax credit recoverable is applied to reduce the related cost of expenditures for research and development. The investment tax credits are subject to review and audit by the appropriate taxation authorities. Investment tax credits of $133,694 have been applied to reduce research and development expenditures for the year ended March 31, 2008 (2007 $172,866).

(q)	Stock-based compensation

The Company follows CICA Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Accordingly, the Company recognizes stock-based compensation expenses for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at their fair values at the grant date using the Black-Scholesoption pricing model which takes into consideration the risk free interest rates, expected term and historical volatility of the stock options issued and is expensed over the expected vesting periods of the options. Options or other equity based instruments issued to nonemployees in exchange for goods or services are accounted for based on the fair value of the option or other equity instrument issued, whichever is more reliably measurable. The value of stock-based compensation expensed is charged to contributed surplus and consideration received upon exercise of options together with any related contributed surplus is recorded as share capital.

Annual Report 2008 / WEX Pharmaceuticals Inc. 21

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
(r)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined and recorded based on temporary differences between the financial reporting and tax bases of various assets and liabilities, measured using substantially enacted tax rates that are expected to apply in the year in which the temporary differences are expected to reverse. Future income tax assets are recognized only to the extent that they are more likely than not to be realized.

(s)	Earnings or loss per common share

Basic earnings or loss per common share is computed by dividing net income or loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is calculated using the treasury stock method, by adjusting the weighted average number of common shares outstanding during the year to reflect the potential dilution that would occur if outstanding “in the money” convertible debentures, stock options or warrants were converted or exercised.

3.	ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS AND RECENT DEVELOPMENTS

(a)	Accounting Changes

Effective April 1, 2007, the Company adopted the revised CICA 1506, “Accounting Changes”, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard.

(b)	Financial Instruments

Effective April 1, 2007, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

(i)	CICA 3855, “Financial Instruments — Recognition and Measurement”

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective April 1, 2007, the Company’s cash equivalents have been classified as held-for-trading and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in net income in the statement of operations.

The Company’s short-term investments have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet.

Derivatives that are linked to and must be settled by delivery of equity instruments of another entity whose fair value cannot be reliably measured are recorded on the balance sheet at cost. All other derivatives are recorded on the balance sheet at fair value. Gains and losses on derivatives recorded at fair value are included in net earnings.

All other financial instruments were recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date. There was no impact on deficit upon adoption of this standard.

(ii)	CICA 3865, “Hedges”

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13, “Hedging Relationships”, and CICA 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at April 1, 2007. There was no impact on the Company’s financial statements upon adoption of this standard.

22 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
(iii)	CICA 1530, “Comprehensive Income”

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. There was no impact on the Company’s financial statements upon adoption of this standard.

(iv)
CICA 3862, “Financial Instruments — Disclosures” This standard relates to the disclosure of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3863, “Financial Instruments — Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments — Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

(v)
CICA 3863, “Financial Instruments — Presentation” This standard relates to the presentation of financial instruments. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. CICA 3862, “Financial Instruments — Presentation” must be adopted at the same time, replacing CICA 3861, “Financial Instruments — Disclosure and Presentation”. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

(c)	CICA 1535, “Capital Disclosures”

This standard relates to the disclosure of capital management strategies. It applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2007. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009.

(d)	CICA 3031, “Inventories”

This standard relates to the measurement and disclosure of inventories. It applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

(e)	CICA 3064, “goodwill and Intangible Assets”

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to interim and annual financial statements for fiscal years beginning on or after October 1, 2008. Early adoption is permitted. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

(f)	CICA 1400, “general Standards of Financial Statement Presentation”

In May 2007, the CICA issued amended Handbook Section 1400, “General Standards of Financial Statement Presentation”. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern. This amended standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. Early adoption is permitted. The Company will adopt the standard commencing for its interim and annual financial statements for the fiscal year ending March 31, 2009. The adoption of this standard is not expected to have a significant impact on the Company’s financial statements.

(g)	International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its effect on the Company’s financial statements.

Annual Report 2008 / WEX Pharmaceuticals Inc. 23

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
4.      RECEIVABLES

	2008	2007
Trade receivable	$65,925	$—
Input tax credits receivable	496,941	434,168
Investment tax credits receivable	530,162	950,285
Other receivables	46,486	35,794

	$1,139,514	$1,420,247

5.      INVENTORY

	2008	2007
Raw materials	$50,087	$94,504
Finished goods	85,310	12,733

	$135,397	$107,237

6.     PROPERTY AND EQUIPMENT

		Accumulated	Net Book
2008	Cost	Amortization	Value

Furniture and office equipment	$532,492	$393,119	$139,373
Computer software	12,554	10,979	1,575
Leasehold improvements	107,054	103,804	3,250
Machinery and equipment	2,131,146	731,175	1,399,971
Motor vehicles	247,277	120,321	126,956

	$3,030,523	$1,359,398	$1,671,125

		Accumulated	Net Book
2007	Cost	Amortization	Value

Furniture and office equipment	$529,647	$329,263	$200,384
Computer software	9,403	9,403	—
Leasehold improvements	105,636	102,001	3,635
Machinery and equipment	2,134,916	575,465	1,559,451
Motor vehicles	247,277	111,617	135,660

	$3,026,879	$1,127,749	$1,899,130

7.     DEFERRED REVENUE
On November 27, 2002, the Company entered into a license and collaboration agreement to grant the European licensing rights to commercialize certain products. During the year ended March 31, 2003, the Company received a $2,974,430 payment from Laboratorios Del Dr. Esteve, S.A. (“Esteve”) under the agreement. The Company was amortizing the initial license fee on a straight-line basis over the estimated seven-year period of ongoing involvement by the Company.
On May 11, 2007, the Company and Esteve entered into an agreement to terminate the licence and collaboration agreement. Accordingly, the Company has recognized the remaining balance of deferred revenues of $500,745 during the year ended March 31, 2008.
8.      CONVERTIBLE DEBENTURES

Liability component	2008	2007
Series LIBOR plus 4% convertible debentures	$3,107,742	$—
Series 5.5% convertible debentures	—	3,689,272

	3,107,742	3,689,272
Less: current portion	—	(3,689,272)

Long-term portion	$3,107,742	$—

Equity component	2008	2007
Series LIBOR plus 4% convertible debentures	$1,937,529	$—
Series 5.5% convertible debentures	—	725,018

	$1,937,529	$725,018

(a)	Series LIBOR plus 4% convertible debentures

On October 17, 2007, the Company closed an equity and debt financing (the “Financing”) for gross proceeds of $4,490,000 (see Note 9(b)(ii)(2)) and $15,600,000, respectively. Under the Financing, convertible debentures were to be issued in a series of tranches, subject to certain conditions precedent. On October 17, 2007, December 31, 2007 and March 31, 2008, the Company issued convertible debentures for gross proceeds of $2,000,000, $1,500,000 and $2,000,000 respectively.

The convertible debentures mature on October 17, 2009. The maturity date may be extended for a term of two years to October 17, 2011, at the Company’s option. Subject to certain conditions.

The convertible debentures bear interest at the London Interbank Offered Rate (“LIBOR”) plus 4% per annum, calculated semi-annually in arrears, and payable semi-annually commencing March 31, 2008. If the payment of interest is in default, the Company may be required to issue restricted voting shares at an issue price equal to the volume weighted average market price (“VWAP”) of such shares on the TSX for each trading day over the six-month period prior to the date that the interest payment is due, less a discount of 30%, subject to a minimum price of $0.05 per share and a maximum price of $1.75 per share (the “Discounted Market Price”). Interest accrued to March 31, 2008, included in accounts payable and accrued liabilities is $113,838.

24 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
The principal amount of the convertible debentures is convertible into restricted voting shares at the holder’s option on and after maturity of the two-year term, upon default or in the event that an offer for effective control of the Company is received. The restricted voting shares to be issued upon conversion on the maturity date are to be issued at a price equal to the Discounted Market Price of such shares on the date of conversion and in all other cases at an issue price equal to the VWAP of such shares on the TSXover the last five trading days prior to the conversion date.
Under the Financing, subject to certain conditions precedent, the Company has committed to issue additional tranches of convertible debentures for gross proceeds of $10,100,000 as follows:

June 30, 2008	$2,000,000
September 30, 2008	2,000,000
December 31, 2008	2,000,000
March 31, 2009	4,100,000

$10,100,000

The Company used the residual value method to allocate the principal amount of the convertible debentures between the liability and equity components. Under this method, the value of the equity component of $2,148,799 was determined by deducting the fair value of the liability component of $3,351,201 from the principal amount of $5,500,000. The fair value of the liability component was computed as the present value of future principal and interest payments discounted at a rate of 25% per annum.
In connection with the Financing, the Company incurred direct issuance costs of $1,560,050. The Company has allocated these direct issuance costs to the various financial instruments issuable under the Financing based on their relative fair values. As at March 31, 2008, the Company has allocated direct issuance costs of $531,257 to the restricted voting shares (see Note 9(b)(ii)(2)) and $329,490 and $211,270 to the liability and equity components of the convertible debentures, respectively. Other direct issuance costs of $488,033 have been deferred and recorded in other assets. The Company will either offset these costs against proceeds received from the issuance of future tranches of convertible debentures contemplated un der the Financing, or expense these costs to the statement of operations should the criteria for their deferral not continue to be met.
The following tables summarize the changes in the liability and equity components of the convertible debentures during the year ended March 31, 2008:

Liability component	2008
Balance, beginning of year	$—
Gross proceeds from issuance	5,500,000
Amount allocated to the equity component	(2,148,799)
Direct issuance costs allocated to the liability component	(329,490)
Accretion	86,031

Balance, end of year	3,107,742
Less: current portion	—

Long-term portion, end of year	$3,107,742

Equity component	2008
Balance, beginning of year	$—
Gross proceeds from issuance	5,500,000

Amount allocated to the liability component	(3,351,201)
Direct issuance costs allocated to the equity component	(211,270)

Balance, end of year	$1,937,529

The liability components of the convertible debentures are recorded at amortized cost and accreted to the principal amount over the estimated term of the convertible debentures using an effective interest rate of 28%.
(b)	Series 5.5% convertible debentures

On June 18, 2007, as amended on September 29, 2007, the Company entered into settlement agreements with the holders of the series 5.5% convertible debentures. Under the agreement, the Company agreed to pay US$2,089,396 towards interest and principal outstanding of US$3,241,875 and US$89,396, respectively. On October 17, 2007, the proceeds from the Financing described in Note 8(a) were utilized to repay the convertible debentures resulting in a gain of US$1,241,875 from early repurchase.

Annual Report 2008 / WEX Pharmaceuticals Inc. 25

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
The following tables summarize the changes in the liability and equity components of the convertible debentures during the years ended March 31, 2008 and 2007:

Liability component	2008	2007
Balance, beginning of year	$3,689,272	$4,168,563
Accretion and interest paid on convertible debentures	44,454	637,606
Interest on face value of convertible debentures at 5.5% transferred to accrued liabilities	—	(105,305)
Foreign exchange gain	(552,372)	(65,460)
Principal repayments	(1,966,800)	(946,132)
Gain on early repurchase of convertible debentures	(1,214,554)	—

Balance, end of year	—	3,689,272
Less: current portion	—	(3,689,272)

Long-term portion, end of year	$—	$—

Equity component	2008	2007
Balance, beginning of year	$725,018	$725,018
Equity component of early repurchase of convertible debentures	(725,018)	—

Balance, end of year	$—	$725,018

9.     SHARE CAPITAL
(a)	Authorized share capital

Pursuant to the closing of the financing on October 17, 2007, the Company’s share structure was reorganized as follows:
•	creation of one class A special share; and

•	voting common shares were re-designated as re- stricted voting shares
The rights and restrictions for these shares are as follows:
(i)	Class A Special Share
•	Limited to one share

•	Not entitled to vote at any meeting of the share- holders, except as specifically provided

•	Entitled to elect separately as a class, up to one- half of the number of directors of the Company from time to time

•	May designate the appointment of the Chair- man, Vice Chairman, and Chairman of the Audit Committee, subject to the Class A shareholder also holding at least 10% of the Restricted Voting Shares

•
May designate the appointment and termination of the Chief Executive Officer, Chief Financial Of- ficer and Chief Scientific Officer, as well as the Chairman of the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals Co., Ltd., subject to the Class A shareholder also holding at least 10% of the Restricted Voting Shares

•	Not entitled to receive any dividends

•	Entitled only to the return of paid in capital of $1 for the Class A Special Share upon liquidation or dissolution
(ii)	Restricted voting Shares
•	Unlimited number of restricted voting shares without par value

•	Entitled to attend and vote at all meetings of shareholders other than separate meetings of the holders of another class of shares

•	Entitled to one vote per share

•	Entitled to dividends as declared by the directors from time to time

•	Subject to the rights of Class A Special Share, entitled to participate equally, share for share, in the distribution of property upon liquidation or dissolution of the Company
(b)	Issued and outstanding share capital
(i)	Class A Special Share

	Number of Class A
	Special Shares
	Outstanding	Amount
Balance, March 31, 2007 and 2006	—	$—
Issued during the period	1	1

Balance, March 31, 2008	1	$1

On October 17, 2007, the Company issued one Class A Special Share for $1 concurrent with the financing described in Note 8(a).
26 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
(ii)	Restricted voting Shares

	Number of Restricted
	Voting Shares
	Outstanding	Amount
Balance, March 31, 2006	35,059,451	$62,766,019
Issued for cash pursuant to private placement, net of issuance costs (Note 9(b)(ii)(1))	8,750,000	1,464,750

Balance, March 31, 2007	43,809,451	64,230,769

Issued for cash pursuant to private placement, net of issuance costs (Note 9(b)(ii)(2))	16,327,272	3,899,381

Balance, March 31, 2008	60,136,723	$68,130,150

(1)
On January 8, 2007, the Company issued 8,750,000 restricted voting shares (formerly common shares) at $0.18 per share for gross proceeds of $1,575,000 under a non-brokered private placement. In connection with the private placement, the Company incurred cash share issuance costs of $110,250.

(2)
On October 17, 2007, the Company issued 16,327,272 restricted voting shares at $0.275 per share for gross proceeds of $4,490,000 concurrent with the financing described in Note 8(a). In connection with the financing, the Company incurred share issuance costs of $590,619.

(c)	Escrow shares

As at March 31, 2008, there were no (2007 — 1,559,054) restricted voting shares (formerly common shares) held in escrow relating to the September 2002 acquisition of an additional 46% interest in NMLP. Under the terms of a settlement agreement, the remaining 1,559,054 escrowed shares were released on November 12, 2007 completing the commitment to release a total of 2,598,425 escrowed restricted voting shares (formerly common shares) (see also Note 13(b)(iii)).

(d)	Stock options

The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options to acquire common shares to executive officers, directors, employees, consultants and clinical advisory board members. A total of 2,786,566 share options have been exercised and are not available for reissue. Accordingly, as at March 31, 2008, the Company has 3,565,101 (2007 — 2,545,822) stock options available for future issuance under the plan. The stock options available for issuance under the plan vest over various periods and have maximum exercise terms of five years.

Stock option transactions during the year ended March 31, 2008 and 2007 are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
Balance, March 31, 2006	3,485,946	$2.71
Granted	1,070,000	0.38
Forfeited	(468,334)	2.96
Expired	(120,000)	2.09

Balance, March 31, 2007	3,967,612	2.07
Granted	150,000	0.51
Forfeited	(227,000)	2.65
Expired	(942,279)	1.98

Balance, March 31, 2008	2,948,333	$1.94

The Company’s outstanding options as at March 31, 2008 are as follows:

	Options			Options
	Outstanding			Exercisable
			Weighted
			Average
		Weighted	Remaining
Range of		Average	Contractual	Average
Exercise	Number of	Exercise	Life	Number of	Exercise
Prices	Options	Price	(years)	Options	Price
$0.38 – $0.51	1,152,000	$0.40	3.54	689,462	$0.39
$1.50 – $1.55	691,333	1.54	2.12	605,991	1.54
$2.46	180,000	2.46	0.52	180,000	2.46
$3.83	770,000	3.83	0.59	770,000	3.83
$5.02 – $5.53	155,000	5.18	0.82	155,000	5.18

	2,948,333	$1.94	2.11	2,400,453	$2.25

Stock options outstanding as at March 31, 2008 expire between October 6, 2008 and November 19, 2012.
Annual Report 2008 / WEX Pharmaceuticals Inc. 27

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
(e)	Stock-based compensation

For the year ended March 31, 2008, the Company recognized stock-based compensation expense of $320,325 (2007 — $195,828). Of this amount, $55,369 was recorded in research and development expenses (2007 — $138,717) and $264,956 was recorded in general and administrative expenses (2007 — $57,111).

The weighted average fair value of each option granted was $0.37 (2007 — $0.23) calculated using the Black-Scholes option-pricing model at the date of each grant using the following weighted average assumptions:

	2008	2007
Annualized stock price volatility	93.56%	77.57%
Risk-free interest rate	3.75%	3.89%
Expected option lives	5.0 years	5.0 years
Dividend yield	0.0%	0.0%
(f)	Share purchase warrants

		Purchase
	Number of	Price
	Warrants	per Share
Balance, March 31, 2006	3,838,788	$3.85
Expired	(3,838,788)	3.85

Balance, March 31, 2007 and 2008	—	$—

10.     CONTRIBUTED SURPLUS

	2008	2007
Balance, beginning of year	$4,951,016	$4,755,188
Stock-based compensation (Note 9(e))	320,325	195,828

Balance, end of year	$5,271,341	$4,951,016

11.     INCOME TAXES
In assessing the realization of the Company’s future in-come tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of tax-able income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in mak-ing this assessment. The amount of future tax assets con-sidered realizable could change materially in the near term based on future taxable income during the carry-forward period.
(a)	The significant components of the Company’s future income tax assets are as follows:

	2008	2007
Future income tax assets:
Non-capital tax losses carried forward	$7,031,000	$6,890,000
Research and development deductions and credits	7,443,000	9,595,000
Reserves	—	383,000
Property and equipment	1,741,000	2,055,000
Other	554,000	423,000

Total gross future income tax assets	16,769,000	19,346,000
Valuation allowance	(16,769,000)	(19,346,000)

Net future income tax assets	$—	$—

The potential income tax benefits relating to future income tax assets have not been recognized in the fi-nancial statements as their realization does not meet the requirement of “more likely than not” under the liability method of tax allocation.
(b)
As at March 31, 2008, the Company has non-capital losses carried forward of $29,693,000 (2007 — $23,988,000) and for income tax purposes available to reduce taxable income in future years in Canada ($20,105,000), United States ($59,000), Hong Kong ($7,129,000), and PRC ($2,400,000). In addition, the Company has ap-proximately $17,536,000 (2007 – $20,253,000) of scientific research and experimental development expenditures, which can be carried forward indefinitely to reduce Canadian taxable income of future years. The Company also has approximately $3,808,000 (2007 — $4,075,000) federal scientific research and experi-mental development tax credits available to offset Canadian federal income taxes otherwise payable. The non-capital loss carry forwards and investment tax credits expire as follows:

		Non-Capital
	Investment	Loss Carry
	Tax Credits	Forwards
2009-2013	$660,000	$3,886,000
2014-2018	3,148,000	5,043,000
2024-2028	—	13,635,000
No expiry	—	7,129,000

	$3,808,000	$29,693,000

28 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
(c)	The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 26% (2007 — 34%) statutory tax rate is as follows:

	2008	2007
Income tax recovery at statutory rates	$(725,000)	$(1,624,000)
Tax effect of non-deductible expenses	126,000	294,000
Change in estimates	3,061,000	—
Change in valuation allowance	(2,577,000)	1,034,000
Foreign tax rate differences	124,598	296,000

Income tax expense	$9,598	$—

12.     RELATED PARTY TRANSACTIONS
The Company incurred legal fees of $600,190 (2007 – $366,234) charged by a law firm to which the Company’s corporate secretary provided consulting services to on a part-time basis during the year ended March 31, 2007. These legal fees are included in general and administrative expenses. As at March 31, 2008, $11,279 of legal fees payable to this law firm is included in accounts payable and accrued liabilities (2007 – $75,890). These transactions have been incurred in the normal course of operations and are recorded at their exchange amounts, which is the con-sideration agreed upon by the related parties.
13.     COMMITMENTS AND CONTINGENCIES
(a)	Lease commitments and guarantees

The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum lease payments required under these agreements for the next five years are as follows:

2009	$230,262
2010	144,134
2011	6,294

$380,690

On December 30, 2005, the Company assigned the lease of its former Vancouver office premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,590,600 (2007 — $1,825,575) plus operating costs to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
(b)	Litigation
(i)	Severance claims

At March 31, 2007, the Company was facing several severance claims by former directors, officers and employees alleging wrongful dismissal and seeking damages including lost wages and other benefits. In relation to these claims, the Company had accrued estimates of the settlement amounts in accounts payable and accrued liabilities. These claims were settled in October 2007. Settlement costs incurred in excess of or less than the amounts accrued have been recorded in general and administrative expenses in the statement of operations.

(ii)	Claim for services provided

As at March 31, 2007, a former consultant to the Company had initiated a letter of demand for US$100,000 against the Company for services rendered. Management’s assessed this claim as without merit and intends to defend the claim should it be formally asserted. Accordingly, no provision has been made in the financial statements for any future settlement of this claim.

(iii)	Claim related to 2002 acquisition of 46% interest in subsidiary

The Company and Tianjin Fairwood Mfg Co. Ltd., also known as Huacheng Forest Industrial Company Co. Ltd. (“Tianjin”), filed claims and counter claims relating to the September 2002 acquisition of a 46% interest in NMLP by the Company. The Company declined to authorize the release of the May 12, 2006 through to May 12, 2007 tranches of escrow shares as scheduled and pursued a claim againstTianjin for damages arising from a breach of warranty, negligent misrepresentation, and breach of judiciary responsibility. Tianjin, in turn, pursued a claim against the Company seeking damages of $3,648,185 arising from the Company’s failure to release various tranches of shares from escrow as scheduled. In October 2007, the dispute between the Company and Tianjin was settled. The costs of this settlement have been recorded in general and administrative expenses in the statement of operations. Under the terms of the settlement agreement, in November 2007, the Company released the remaining 1,559,054 restricted voting shares from escrow to Tianjin (see Note 9(c)).

Annual Report 2008 / WEX Pharmaceuticals Inc. 29

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
(iv)	Indemnity legal claim

As at March 31, 2007, the Company was a party to arbitration with former directors, officers and employees, under the Commercial Arbitration Act of British Columbia. The claimants claimed that they are entitled to indemnification under an indemnification agreement dated May 5, 2005 for legal expenses incurred while serving as directors and officers of the Company. During the year ended March 31, 2008, the Company settled the claim and paid $70,000 towards uncontested expenses. The arbitration has been adjourned pending attempts to resolve the claim for contested expenses. At March 31, 2008, the Company has accrued $26,000 for contested expenses in accounts payable and accrued liabilities.

14.     FINANCIAL RISK
(a)	Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash and short-term investments with major financial institutions. Deposits held with these institutions may ex-ceed the amount of insurance provided on such deposits. The Company has significant receivables from Canadian government authorities for refundable taxes. The Company manages credit risk for trade and other receivables through established credit monitoring activities.

(b)	Foreign currency risk

As the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the Chinese Renminbi. The Compa-ny’s subsidiary, NMLP, operates in the PRC and uses the Chinese Renminbi as its functional currency. The Chinese Renminbi is not considered a freely convertible currency. Future exchange rates for the Renminbi could vary significantly from current or historical exchange rates as a result of controls that could be imposed by the PRC government. The Company does not currently expect these restrictions to affect the free flow of cash in the normal course of operations. As at March 31, 2008, $173,870 of cash (2007 — $457,274) and $nil of short-term investments (2007 — $350,385) were denominated in Chinese Renminbi. The Company has elected not to actively manage foreign currency risk exposure at this time.

(c)	Liquidity risk

The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

(d)	Interest rate risk

The Company’s short-term investments and convertible debentures are subject to interest rate cash flow risk. The Company’s shortterm investments bear in-terest at variable rates. The Company’s convertible debentures bear interest at a floating rate which is reset periodically.

15.     SEGMENTED INFORMATION
The Company operates in the pharmaceutical industry. Management of the Company makes decisions about al-locating resources based on one operating segment. The following tables summarize revenues and long-lived assets by geographic segments and major customers representing on an individual basis revenues in excess of 10% of the Company’s total revenues:
(a)	Revenues

	2008	2007
China — product sales	$501,023	$356,802
Spain — license fees	500,745	187,776

	$1,001,768	$544,578

(b)	Long-lived assets

	2008	2007
Canada	$52,130	$83,939
Hong Kong	16,740	17,328
China	1,602,255	1,797,863

	$1,671,125	$1,899,130

Long-lived assets consist of property and equipment.
(c)	Major customers

Revenues from license fees for the years ended March 31, 2008 and 2007 were derived solely from Esteve which is domiciled in Spain. Revenues from product sales for years ended March 31, 2008 and 2007 of $139,985 and $27,977 were derived from one major customer.

30 WEX Pharmaceuticals Inc. / Annual Report 2008

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2008 AND 2007
16.     SUBSEQUENT EVENT
On April 25, 2008 WEX received formal demand for payment of $1,094,000 in respect of sums allegedly owing pursuant to a Finder’s Fee Agreement dated February 8, 2007 (the “Agreement”) between WEX and a businessman resident in China. The Agreement provides for a fee calculated as a percentage of equity and debt proceeds provided in relation to the CKLS Financing, as consideration for the performance of the tasks relating to the introduction of WEX to CKLS, obtaining a proposal from CKLS for financing and assisting with achieving an agreement between WEX and CKLS on certain specified terms. The letter stated that if payment was not made proceedings would be initi- ated at the British Columbia Commercial Arbitration Centre. On May 9, 2008 WEX responded to the demand for payment, denying liability and refusing to pay. To date, no proceedings have been commenced.
Annual Report 2008 / WEX Pharmaceuticals Inc. 31

CORPORATE INFORMATION & AGM NOTICE
(as of July 11, 2008)
BOARD OF DIRECTORS
Alan Yu, MBA
Chairman of the Board
Michael (Guang) Luan
Vice Chairman of the Board
Simon Anderson, CA
Vice President, MCSI Consulting Services Inc.
Tom Du, PhD
Chief Consultant, Humphries Industries Ltd.
John W. Sibert III, PhD
Managing Partner, GFG China Partners LLC
Kenneth M. Strong
President and Chief Executive Officer
S3Holdings, Inc
Victor Tong, MBA
Chief Financial Officer,
CK Life Sciences (North America) Inc.
LEGAL COUNSEL
Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Vancouver, BC
AUDITORS
Manning Elliott LLP
Chartered Accountants
Vancouver, BC
TRANSFER AGENT
CIBC Mellon Trust
Vancouver, BC
CORPORATE OFFICERS
Bin Huang, PhD, MBA
President & Chief Executive Officer
Kwong Choo, CGA
CFO & VP Finance and Administration
Jean Bourgouin, MD, MSc
Chief Scientific Officer
Anh Ho Ngoc, PhD
V.P. Regulatory Affairs
Peter H. Stafford, QC
Corporate Secretary
EXCHANGE LISTING
The common Shares of WEX Pharmaceuticals Inc. (Ticker: WXI) are listed on the Toronto Stock Exchange
INVESTOR RELATIONS
Anyone who is interested in being placed on the Company’s mailing list to receive information about financial matters or other events should direct inquires to: Investor Relations at WEX’s head office or e-mail wex@wexpharma.com
ANNUAL GENERAL MEETING
The Annual General Meeting of Shareholders of WEX Pharmaceuticals Inc. is scheduled on September 24, 2008 at 10:00AM (PDT) at Hyatt Regency, 655 Burrard Street, Vancouver, BC, Canada.
All shareholders and others interested in the Company are invited to attend.
32 WEX Pharmaceuticals Inc. / Annual Report 2008

CORPORATE INFORMATION

vANCOuvER (HEAD OFFICE)
WEX Pharmaceuticals Inc.
700 West Pender Street, Suite 1601
Vancouver, B.C.
Canada V6C 1G8
Telephone: 604.683.8880
Fax: 604.683.8868
Toll Free Canada/USA: 1.800.722.7549
Website: www.wexpharma.com
E-mail: wex@wexpharma.com
Trading Symbol: WXI (TSX)

HONg kONg
WEX Medical Limited
Unit A2, 13/F, Loyong Court
212-220 Lockart Road
Wanchai, Hong Kong

NANNINg
Nanning Maple Leaf Pharmaceutical Co., Ltd
9 HouJu Road
National & High-Tech Industrial Development Zone
Nanning, Guangxi
People's Republic of China 530003

WEX PHARMACEUTICALS INC.

WEX PHARMACEUTICALS INC.

WEX Pharmaceuticals Inc.
Suite 1601 - 700 West Pender St.
Vancouver, BC V6C 1G8
Tel: 604-683-8880
Fax: 604-683-8868
Toll Free (North America): 1-800-722-7549
www.wexpharma.com
TSX: WXI

5 ampoules x 2 mL
INVESTIGATIONAL
DRUG / DROGUE DE RECHERCHE
STERILE
For parenteral administration
Pour administration parentérale
WEX PHARMACEUTICALS INC.

Mixed Sources
FSC

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR
for the
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
of
WEX Pharmaceuticals Inc.
to be held on
September 24, 2008

August 15, 2008
Dear Shareholders:
We cordially invite you to attend the Annual General Meeting of the holders of resticted voting shares (the “Shareholders”) of WEX Pharmaceuticals Inc. (“WEX”, “us” or “we”) to be held on September 24, 2008.
We look forward to your attendance at the meeting. If you cannot attend the meeting, please complete, sign, date and return your proxy as soon as possible using any one of the methods available as described in the Management Information Circular. Your vote is important to us.

WEX PHARMACEUTICALS INC.

“Dr. Bin Huang”

Dr. Bin Huang
Chief Executive Officer

WEX Pharmaceuticals Inc.
Notice of 2008 Annual and Special Meeting of Shareholders
Notice Is Hereby Given that the 2008 annual and special meeting (the “Meeting”) of our holders of restricted voting shares (the “Shareholders”) of WEX Pharmaceuticals Inc. (the “Corporation”) will be held in the Plaza “A” Room at the Hyatt Regency Vancouver Hotel, 655 Burrard Street, Vancouver, British Columbia, Canada, on September 24, 2008 at 10:00 a.m. (Pacific time) for the following purposes:
1.	to receive the Corporation’s consolidated financial statements for the financial year ended March 31, 2008 and the report of the auditors thereon;
2.	to fix the number of directors of the Corporation for the ensuing year at seven (7);
3.	to elect five (5) directors to hold office until the close of the next annual meeting of Shareholders of the Corporation;
4.	to appoint Deloitte & Touche LLP as the Corporation’s auditors for the ensuing year;
5.	to authorize the directors to fix the remuneration to be paid to the auditors; and
6.	to transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.
Accompanying this Notice of Meeting is a Management Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting, a Form of Proxy, a return envelope for the use of Shareholders to send in their proxy, a financial statement request form for use by Shareholders who wish to receive interim and annual financial statements, and a copy of the Corporation’s 2008 annual report.
The Board of Directors of the Corporation fixed August 11, 2008 as the Record Date for the determination of the Shareholders entitled to receive this Notice, and to attend and vote at the Meeting.
If you are a registered Shareholder and are unable to attend the Meeting, please read the Notes to the Proxy and complete, sign and return the endorsed Proxy. A Proxy will not be valid unless it is deposited with the Corporation’s transfer agent, CIBC Mellon Trust Company, BY MAIL to P.O. Box 721, Agincourt, Ontario, M5A 4K9, OR BY HAND at 320 Bay Street, Banking Hall Level, Toronto, Ontario, OR BY FAX to the Proxy Department at 1-866-781-3111 (toll free in North America) or 416-368-2502, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.
If you are a non-registered Shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered Shareholder of the Corporation and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Meeting, either in person or by proxy.
Dated at the City of Vancouver, in the Province of British Columbia, as of the 15th day of August, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF
WEX PHARMACEUTICALS INC.

“Dr. Bin Huang”

Dr. Bin Huang
President, Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
WEX Pharmaceuticals Inc.
1601 – 700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8
Website: http://www.wexpharma.com
(all information as at August 15, 2008 unless otherwise noted)
FORWARD LOOKING STATEMENTS AND INFORMATION
Certain statements contained in this management information circular (the “Information Circular”) of WEX Pharmaceuticals Inc. (the “Corporation”, “WEX”, “us”, “our”, or “we”) may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made certain assumptions. Forward-looking statements and information are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statements and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, we disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or information contained herein to reflect future results, events or developments. All forward-looking statements and information made herein are qualified by this cautionary statement.
GENERAL PROXY INFORMATION
Management Solicitation
This Information Circular is being provided to you in connection with the solicitation of proxies being made by our management (“Management”) for use at our annual meeting of our holders of restricted voting shares (“Shareholders”) to be held at 10:00 a.m. (Pacific time) on September 24, 2008 and at any and all reconvened meetings following an adjournment thereof (collectively the “Meeting”) at the place and for the purposes set forth in the accompanying Notice of Meeting. This solicitation is being made by Management. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by our directors, officers and employees at nominal cost. All costs of this solicitation will be borne by us.
Voting of Proxies and Exercise of Discretion
All shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot) or withheld from voting in accordance with your instruction as a Shareholder. If you, as a Shareholder, specify a choice on the enclosed Form of Proxy with respect to any matter to be acted upon, your shares will be voted or withheld from voting in accordance with your instructions as specified in the proxy you deposit on any ballot that may be called for. In the absence of any such specification, the Management Designees (as hereinafter defined), if named in the enclosed Form of Proxy, will vote in favour of the matters set out therein.

The individuals (“Management Designees”) named in the enclosed Form of Proxy are officers of the Corporation and have indicated their willingness to represent as Proxyholder for the Shareholder who appoints them.
The enclosed Form of Proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations of matters identified in the Notice of Meeting and any other matters which may properly be brought before the Meeting. As of the date hereof, and except as otherwise stated herein, Management is not aware that any such amendments to, variations of or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of Management.
The number of votes required for approval of any matter that will be submitted to a vote of Shareholders at the Meeting is a simple majority of the votes cast, unless otherwise indicated in this Management Proxy Circular.
Appointment of Proxies
As noted above, the Management Designees named in the accompanying Form of Proxy are officers of the Corporation. YOU AS SHAREHOLDER HAVE THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR YOU AND ON YOUR BEHALF AT THE MEETING, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. Subject to the discretion of the Chair of the Meeting, a proxy will not be valid unless the completed, dated and signed proxy is delivered to CIBC Mellon Trust Company, BY MAIL to P.O. Box 721, Agincourt, Ontario, M5A 4K9, OR BY HAND at 320 Bay Street, Banking Hall Level, Toronto, Ontario, OR BY FAX to the Proxy Department at 1-866-781-3111 (toll free in North America) or 416-368-2502, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for commencing the Meeting.
A proxy will not be valid unless signed by you as Shareholder or by your attorney duly authorized in writing. If you are the representative of a Shareholder that is a corporation or association, the proxy should bear the seal of the corporation or association and must be executed by an officer or by an attorney duly authorized in writing. If the proxy is executed by an attorney for an individual Shareholder or by an officer or attorney of a Shareholder that is a corporation or association, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the proxy.
Revocation of Proxies
In addition to revocation in any manner permitted by law, you may revoke your proxy by an instrument in writing signed by you as Shareholder or by your attorney duly authorized in writing. If you are a representative of a Shareholder that is a corporation or association, the instrument in writing must be executed by an officer or by an attorney duly authorized in writing, and deposited with the Corporation’s registered office, c/o Fasken Martineau DuMoulin LLP, Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3, Attention: L. Bremner, at any time up to and including the last business day preceding the day of the Meeting or any reconvened meetings following an adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or at any reconvened meetings following an adjournment thereof, and upon either of such deposits the proxy is revoked. Only registered Shareholders have a right to revoke a proxy. See “Non-Registered Holders”.
A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Non-Registered Holders
Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Some shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Shareholder”) but which are registered in the name of an intermediary (the “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares. Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or in the name of a clearing agency (such as The Canadian Depository of Securities Limited) of which the Intermediary is a participant.
There are two kinds of Non-Registered Shareholders — those who object to their name being made known to the Company (called OBOs for “Objecting Beneficial Owners”) and those who do not object to the Corporation knowing who they are (called NOBOs for “Non-Objecting Beneficial Owners”).
The Corporation takes advantage of certain provisions of National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), which permit the Corporation to directly deliver proxy-related materials to NOBOs who have not waived the right to receive them.
In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the meeting materials to the Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the meeting materials to OBOs unless, in the case of certain proxy-related materials, the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to OBOs. With those meeting materials, Intermediaries or their service companies should provide OBOs with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs to direct the voting of shares that they beneficially own.
These proxy related materials are being sent to both registered shareholders and Non-Registered Shareholders. If you are a Non-Registered Shareholder, and the Corporation has sent these proxy related materials directly to you, your name and address and information about your holdings of shares have been obtained in accordance with applicable securities requirements from the Intermediary on your behalf.
By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions or proxy as specified in the instructions.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
As at the date hereof, the Corporation has issued and outstanding 60,136,723 fully paid and non-assessable restricted voting shares without par value, each share carrying the right to one vote (the “Restricted Voting Shares”) and one fully paid and non-assessable Class A share (the “Class A Share”). Any Shareholder of record at the close of business on August 11, 2008 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, shall be entitled to one vote on a ballot at the meeting for each Restricted Voting Share held by such Shareholder or to have such Shareholder’s shares voted at the Meeting.
To the best of the knowledge of the Corporation, our directors and executive officers, as a group, own or exercise control or direction over an aggregate of 2,750,358 Restricted Voting Shares (3,716,971 Restricted Voting Shares on a fully diluted basis), representing 4.58% (6.18% on a fully diluted basis) of the Restricted Voting Shares issued and outstanding as of the date hereof.

The holder of the Class A Share, Pharmagesic (Holdings) Inc. (the “CKLS Designee”), a wholly owned subsidiary of CK Life Sciences Int’l., Inc. (“CKLS”) has the right to elect a certain number of the directors of WEX, such number being dependent on the ratio of Restricted Voting Shares held to the total issued and outstanding Restricted Voting Shares rounded up to the nearest whole number. At present this right provides for the election of two of the seven directors of WEX. The Corporation understands that Mr. Alan Yu and Mr. Victor Tong will be elected by the CKLS Designee pursuant to this right and will continue to serve as directors of the Corporation. The CKLS Designee, as the holder of the Class A Share also has the right to designate the Chief Executive Officer, Chief Financial Officer and Chief Scientific Officer of WEX and without the approval of CKLS Designee WEX is not permitted to appoint or dismiss the Chairman, the Vice Chairman or the Chairman of the Audit Committee. The rights with respect to the appointment of officers are subject to the officers meeting the requirements of applicable securities and corporate legislation, regulations and policies. The Class A Share is non-transferable except to affiliates of CK Life Sciences Int’l., Inc. and will automatically terminate if the holder ceases to beneficially own, directly or indirectly 10% or more of the Restricted Voting Shares and no part of a debenture issued to the CKLS Designee remains outstanding.
A quorum at meeting of Shareholders consist of two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled.
Principal Holders of Shares
To the knowledge of the directors and executive officers of the Corporation, only the following Persons beneficially owned, or controls or directs, directly or indirectly, Restricted Voting Shares carrying more than 10% of the voting rights attached to all issued Restricted Voting Shares as at August 11, 2008:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares
Pharmagesic (Holdings) Inc.	16,327,272	27.15%
STATEMENT OF EXECUTIVE COMPENSATION
Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):
(a)	the Corporation’s Chief Executive Officer;
(b)	the Corporation’s Chief Financial Officer;
(c)
each of the Corporation’s three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer) who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

During the fiscal year ended March 31, 2008, the Corporation had five Named Executive Officers, being Bin Huang, President and Chief Executive Officer; Anh Ho Ngoc, Vice President, Regulatory Affairs and former Chief Scientific Office; Edge Wang, former President and Chief Executive Officer; Mike Lam former Chief Financial Officer; and Vaughn Balberan former Acting Chief Financial Officer. Their names and positions held within the Corporation are set out in the summary of compensation table below.

Summary of Compensation
The following table is a summary of compensation paid to the Named Executive Officers for each of the Corporation’s three most recently completed fiscal years.

		Annual Compensation				Long Term Compensation
						Awards		Payouts
						Securities	Shares or
					Other	Under	Units
	Fiscal				Annual	Options/	Subject to		All Other
Name and Principal	Year				Compen-	SARs(2)	Resale	LTIP	Compen-
Position	Ending	Salary		Bonus	sation(1)	Granted	Restrictions	Pay-Outs	sation

Bin Huang(3)	2008	$93,635	(4)	—	—	150,000	—	—	—
President & Chief Executive	2007	—		—	—	—	—	—	—
Officer	2006	—		—	—	—	—	—	—

Anh Ho Ngoc(9)	2008	$222,250		—	—	—	—	—	—
Vice President	2007	$210,000		—	—	35,000	—	—	—
Regulatory Affairs	2006	$287,725		—	—	35,000	—	—	—

Edge Wang(5)	2008	$143,855		—	—	—	—	—	$150,000
Former President & Chief	2007	$300,000		—	—	300,000	—	—	—
Executive Officer	2006	$159,079		—	—	250,000	—	—	—

Mike Lam(6)	2008	$32,774		—	—	—	—	—	—
Former Chief Financial	2007	—		—	—	—	—	—	—
Officer	2006	—		—	—	—	—	—	—

Vaughn Balberan(7)	2008	$36,237		—	—	—	—	—	—
Former Acting Chief	2007	$25,612		—	—	—	—	—	—
Financial Officer	2006	—		—	—	—	—	—	—

Ben Chen(8)	2008	—		—	—	—	—	—	—
Former Chief Financial	2007	$23,334		—	—	—	—	—	—
Officer	2006	—		—	—	—	—	—	—

(1)	Perquisites and other personal benefits which in the aggregate are less than $50,000 and 10% of the total annual salary and bonus of each of our Named Executive Officer are not disclosed.

(2)	See “Options/SARs Granted During the Most Recently Completed Fiscal Year” and “Aggregated Option/SAR Exercised During Most Recently Completed Fiscal Year and Fiscal Year-End Option/SAR Values”.

(3)	Bin Huang was appointed President and Chief Executive Officer on November 19, 2007. From November 20, 2007 through July 1, 2008 she was Acting Chief Financial Officer.

(4)	Annual salary $270,000.00, which increased to $300,000.00 on April 1, 2008.

(5)
Edge Wang served as President and Chief Executive Officer from December 20, 2005 through November 19, 2007 and Acting Chief Financial Officer from August 14, 2007 through October 17, 2007. From November 19, 2007 through February 17, 2008 he was a consultant.

(6)
Mike Lam served as Chief Financial Officer from October 17, 2007 to November 20, 2007. Figures represent amounts billed for services as Chief Financial Officer under a service contract with Lam Lo Nishio Charted Accountants pursuant to which the Corporation paid $8,000 per month, excluding GST and PST.

(7)	Vaughn Balberan served as Acting Chief Financial Officer from January 2, 2007 to August 13, 2007. Figures represent amounts billed under a service contract excluding GST and PST.

(8)	Ben Chen served as Chief Financial Officer from May 1, 2006 to December 31, 2006.

(9)
Dr. Anh Ho Ngoc also served as Chief Scientific Officer from September 27, 2001 through June 1, 2008. Figures represent amounts billed for services rendered during the applicable periods excluding GST & QST refundable taxes.

In addition to the foregoing Named Executive Officers, Dr. Jean Bourgouin commenced as Chief Scientific Officer of the Corporation on June 1, 2008 and pursuant to his employment contract receives a base salary of $180,000 per year and on commencement was granted options to acquire 150,000 Restricted Voting Shares for $0.86 per share, vesting over 4 years and is eligible to receive a bonus of up to 25% of his base salary and options to acquire 150,000 Restricted Voting Shares based on the achievement of milestones determined by the Board. Dr. Bourgouin devotes 60% of his time to the Corporation. Further, Mr. Kwong Choo was appointed Chief Financial Officer on July 1, 2008 and receives an annual salary of $150,000.00. Prior to July 1, 2008 Mr. Choo was the financial controller of WEX.

Long-Term Incentive Plans — Awards in Most Recently Completed Fiscal Year
Other than the Corporations stock option plan, the Corporation has no long-term incentive plans in place (plans under which awards are made based on performance over a period longer than one fiscal year) and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Corporation’s most recently completed fiscal year.
Options/SARs Granted During the Most Recently Completed Fiscal Year
We granted the following options and no SARs (stock appreciation rights) to the Named Executive Officers during the financial year ended March 31, 2008:

Market Value of
			% of Total		Restricted Voting
	Restricted Voting		Options		Shares Underlying
	Shares Under		Granted to	Exercise or	Options on the
	Options Granted		Employees in	Base Price	Date of Grant
Name	(#)		financial year	($/Share)	($/Share)	Expiration Date

Bin Huang	150,000	(1)	100.00%	0.51	0.37	November 19, 2012
President and Chief Executive Officer

(1)	These options vest over three years.
Subsequent to the year end options to acquire 150,000 Restricted Voting Shares were granted to Dr. Jean Bourgouin, who was appointed Chief Scientific Officer on June 1, 2008.
Aggregated Option/SAR Exercised During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values
The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Value of Unexercised
	Securities		Unexercised Options at	In-the-Money Options
	Acquired on	Aggregate	Fiscal Year-End	at Fiscal Year-End ($)
	Exercise	Value	Exercisable/Unexercisable	Exercisable /
Name	(#)	Realized ($)(1)	(#)	Unexercisable(2)

Bin Huang	Nil	N/A	37,500/112,500	Nil/Nil
President and Chief Executive Officer(3)

Dr. Anh Ho Ngoc(3)	Nil	N/A	105,558/23,333	Nil/Nil
Vice President Regulatory Affairs

(1)	Based on the difference between the option exercise price and the closing market price of the Corporation’s shares, on the date of exercise.

(2)
In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation’s shares as at March 31, 2008 was $0.45.

(3)	Dr. Bin Huang also served as Acting Chief Financial Officer from November 20, 2007 to July 1, 2008.

(4)	Dr. Anh Ho Ngoc also served as Chief Scientific Officer from September 27, 2001 through June 1, 2008.

Termination of Employment, Change in Responsibilities and Employment Contracts
There are no employment contracts between either us or our subsidiaries and the Named Executive Officers except for Dr. Bin Huang. We have, however, entered into a consulting agreement with Dr. Anh Ho Ngoc and had a consulting agreement with Lam Lo Nishio Charted Accountants in respect of Mr. Lam’s position as Chief Financial Officer from October 17, 2007 through November 20, 2007. See “Summary of Compensation” above and “Report on Executive Compensation” below.
Neither the Corporation nor any of its subsidiaries have any plan or arrangement with respect to compensation to its Named Executive Officers which would result from the resignation, retirement or any other termination of the Named Executive Officers’ employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the Named Executive Officers’ responsibilities following a change in control, where in respect of a Named Executive Officers the value of such compensation exceeds $100,000 other than for Dr. Bin Huang where upon termination without cause by the Corporation she is entitled to her base salary for a six month period. Her current base salary is $300,000 annually with a bonus of up to 25% of her base salary.
Composition of Compensation and Nominating Committee
The Compensation and Nominating Committee is responsible for reviewing and recommending to the Board of Directors of the Corporation (the “Board” or “Board of Directors”) for approval any proposed changes in the compensation of senior Management of the Corporation.
The following current members of the Compensation and Nominating Committee were appointed on October 18, 2007:
Alan Yu (Chair)
Michael Luan (Guang)
Tom Du
From the period from September 29, 2006 through July 26, 2007 the Compensation and Nominating Committee was comprised of Michael Luan (Guang) (Chair), Tom Du and Ben Chen, thereafter until October 6, 2008 the Compensation and Nominating Committee was composed of Michael Luan (Guang) (Chair) and Tom Du.
None of the current or former members of our Compensation and Nominating Committee listed above is or has ever been an officer or employee of us or our subsidiaries, or had or has any relationship that requires disclosure in respect of indebtedness owed to us. In addition, none of our executive officers have served on the compensation committee of another issuer whose executive officer is a member of our Compensation and Nominating Committee or Board of Directors. However, Mr. Yu is an officer of CKLS or its affiliates and a director of an affiliate of CKLS, and as the CKLS Designee is a principal Shareholder of WEX, and as WEX has a number of outstanding obligations to the CKLS Designee there is the potential for a conflict of interest to arise — see “Interests of Management and Others in Material Transactions”.
Report on Executive Compensation
The Compensation and Nominating Committee is responsible for making recommendations to the Board regarding the compensation to be paid to each of the executive officers of the Corporation. In addition, the Committee is responsible for recommendations regarding compensation programs and policies and the granting of options under the Corporation’s incentive stock option plan.
The Corporation’s compensation package for its executive officers consists of base salary and, in certain cases, bonuses and the granting of stock options under its incentive stock option plan.
Executive Compensation Policies
Base Salary
When the Board decides to add senior Management, it is our policy that base salaries are established by comparison to competitive salary levels of other biotechnology companies of comparable size and complexity. However, base salaries are also affected by factors particular to the individual, such as experience and level of responsibility.

Bonuses
It is our policy to use cash bonuses to reward executive officers for achievement of objectives during a fiscal year. The performance of the particular executive as well as the Corporation could be considered in determining whether a bonus will be paid and the amount of such bonus. No bonuses have been paid during the past year to executive officers and no decision has been made to pay bonuses in respect of any past period.
Stock Options
The Corporation uses grants of stock options under its incentive stock option plan as the long-term incentive portion of its overall compensation package for our directors and employees, including executive officers. The number of options outstanding is considered in determining future grants.
President and Chief Executive Officer’s Compensation
Compensation of the President and Chief Executive Officer is provided for in her employment agreement, the terms of which were approved pursuant to the terms of the subscription agreement dated October 17, 2007 at the time of her appointment in November 2007. Dr. Huang’s base salary of $270,000 per year was established with reference to several factors, each given more or less equal weight in the evaluation process:
(a)	market Chief Executive Officer compensation in a selection of listed biotech/life sciences companies based in Vancouver;
(b)	the compensation of the outgoing Chief Executive Officer; and
(c)	Dr Huang’s compensation prior to joining the company.
In view of the challenges facing the company and its financial situation, it was agreed that her starting compensation would be at the low end of Vancouver-based biotech companies, but suitably adjusted based on the company’s performance under her leadership. On April 1, 2008, her base salary was increased to $300,000 per year.
For the period from December 20, 2005 through November 19, 2007 Dr. Edge Wang served as President and Chief Executive Officer and from the period August 14, 2007 through October 17, 2007 he also served as Acting Chief Financial Officer, pursuant to an employment contact the terms of which were approved by the Compensation and Nominating Committee at the time of his initial appointment in December 2005 under guidance of the executive recruitment firm retained by the Board to identify candidates for this position.
Performance of Restricted Voting Shares
The Corporation’s Restricted Voting Shares trade on the TSX under the symbol “WXI”. Assuming an initial investment of $100 on March 31, 2003, the following graph illustrates the cumulative total shareholder return on the Corporation’s Restricted Voting Shares relative to the cumulative total return on the S&P/TSX Composite Index (formerly TSX300 Composite Index) for the period of March 31, 2003 to March 31, 2008.

Total Return Index Value
The following numeric values were used to generate the Share Price Performance Graph above.

	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006	March 31, 2007	March 31, 2008
WEX	$100.00	$260.58	$129.81	$18.51	$14.42	$21.39
S&P/TSX Index	$100.00	$137.73	$156.92	$201.53	$224.56	$233.55
Incentive Stock Option Plan
We currently have an incentive stock option plan, which was amended and restated as of June 27, 2005 (the “Option Plan”) for officers, directors, employees and other service providers to the Corporation or its subsidiaries. We have 9,300,000 Restricted Voting Shares authorized and reserved for issuance pursuant to options (the “Options”) available under the Option Plan (representing approximately 15.5% of our issued and outstanding Restricted Voting Shares as of the date hereof). As at March 31, 2008, 2,948,333 Options to purchase 2,948,333 Restricted Voting Shares (representing approximately 4.9% of the issued and outstanding Restricted Voting Shares as of the date hereof) are issued and outstanding under the Option Plan, 2,786,566 Restricted Voting Shares have been issued pursuant to the exercise of Options granted under the Option Plan and a total of 3,565,101 Options remain available under the Option Plan. Options which have expired or been cancelled or otherwise terminated without having been exercised are available for subsequent grants under the Option Plan.

Number of securities
remaining available for
	Number of securities	Weighted-average	future issuance under
	to be issued upon exercise	exercise price of	equity compensation plans
	of outstanding options,	outstanding options,	(excluding securities
	warrants and rights(1)	warrants and rights(1)	reflected in column (a))(1)
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by securityholders	2,948,333	$1.94	3,565,101

Equity compensation plans not approved by securityholders(2)	NIL	—	NIL

Total	2,948,333		3,565,101

(1)	As of March 31, 2008.

(2)	Our Option Plan was approved by the Shareholders at an annual meeting held August 12, 2005.
The Option Plan provides that the Board of Directors may from time to time grant Options to employees, officers, directors or consultants to the Corporation or its affiliates. The Options are non-assignable and non-transferable otherwise than by will or by laws governing the devolution of property in the event of death. Each Option entitles the holder to one Restricted Voting Share, subject to certain adjustments. The exercise price for Options granted pursuant to the Option Plan will be determined by the Board of Directors on the date of the grant, which price may not be less than the market value. Market value is defined under the Option Plan as the closing board lot sale price per Restricted Voting Share on the TSX on the trading day immediately preceding the grant day and if there is no board lot sale on such date, the last board lot sale prior thereto. The term of the Options granted is determined by the Board of Directors.
Pursuant to the Option Plan, additional terms and conditions may be imposed by the Directors on options granted under the Option Plan. The Option Plan does not contemplate that the Corporation will provide financial assistance to any optionee in connection with the exercise of Options.
The total number of Restricted Voting Shares that may be reserved for issuance to any one participant pursuant to Options granted under the Option Plan may not exceed 5% of the Restricted Voting Shares outstanding (on a non-diluted basis) on the grant date of the Options. The maximum number of Restricted Voting Shares that may be issued to insiders of the Corporation and their affiliates pursuant to Options granted under the Option Plan within any one-year period, when taken together with the number of Restricted Voting Shares issued to such insiders under our other previously established or proposed share compensation arrangements, may not exceed 10% of the issued and outstanding Restricted Voting Shares on a non-diluted basis at the end of such period and in the case of any one insider and his associates, shall not exceed 5% of the issued and outstanding Restricted Voting Shares. The maximum number of Restricted Voting Shares that may be reserved for issuance under Options granted to insiders and their associates under the Option Plan together with the number of Restricted Voting Shares reserved for issuance to such insiders and their associates under our other previously established or proposed share compensation arrangements may not exceed 10% of the issued and outstanding Restricted Voting Shares on a non-diluted basis at the grant date of the Options.
Unless otherwise determined by the Board in accordance with the terms of the Option Plan, if the holder of the Option ceases to be an eligible participant under the Option Plan due to:
(a)	retirement or disability, the holder has up to 365 days to exercise any vested Options;
(b)	termination of employment within the six months following a change of control (as defined in the Option Plan), the holder has 180 days from the date of such termination to exercise vested Options;
(c)	death, the holder’s estate has 365 days to exercise vested Options;
(d)	any reason other than death, disability, retirement, change of control or cause, the holder has 30 days to exercise vested Options;

provided that no Option may be exercised following the expiration of the applicable exercise period. If the employment, engagement or directorship of the holder of the Option is terminated for cause, all outstanding unvested Options held by the holder will terminate. The Board may in its discretion increase the periods permitted to exercise all or any of the Options covered by the grant provided it does not exceed the applicable exercise period.
In the event that:
(a)
we subdivide, consolidate, or reclassify our outstanding Restricted Voting Shares, or make another capital adjustment or pay a stock dividend, the number of Restricted Voting Shares receivable under the Plan will be increased or reduced proportionately;

(b)
we amalgamate, consolidate with or merge with or into another body corporate, holders of Options under the Option Plan will, upon exercise thereafter of such Option, to receive, in lieu of Restricted Voting Shares, such other securities, property or cash which the holder would have received upon such amalgamation, consolidation or merger if the Option was exercised immediately prior to the effective date of such amalgamation, consolidation or merger;

(c)
the exchange or replacement of our shares with those in another company is imminent because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the Board may, in a fair and equitable manner, determine the manner in which all unexercised Options shall be treated, including requiring the acceleration of the time for the fulfillment of any conditions or restrictions on such exercise; and

(d)
an offer to purchase all of the Restricted Voting Shares is made by a third party, we may require the acceleration of the time for the exercise of the Option and the time for the fulfillment of any conditions or restrictions on such exercise.

Subject, where required, to the approval of the TSX, and/or applicable securities regulatory authorities, the Board may, from time to time amend, suspend or terminate the Option Plan in whole or in part.
The TSX requires all amendments to be approved by Shareholders regardless of the nature of the amendment, except for those amendments which the Option Plan identifies, the TSX permits and the Shareholders approve, which may be made without Shareholder approval. Currently the Option Plan does not make provision for any amendments without shareholder approval as required by the TSX.
In addition, the Option Plan and any outstanding Options may be amended or terminated by the Board if the amendment or termination is required by any securities regulators, a stock exchange or a market as a condition of approval to a distribution to the public of the Restricted Voting Shares or to obtain or maintain a listing or quotation of our Restricted Voting Shares.
The Board may also amend or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however, that the holder of the Option must consent to such action if it would materially and adversely affect the holder. The exercise price of any outstanding Option granted to an insider may not be reduced and the original Option period may not be extended for an insider unless disinterested shareholder approval is obtained in accordance with regulatory requirements.
A copy of the Option Plan may be obtained by any Shareholder by request to the Secretary of the Corporation at 1601-700 West Pender Street, Vancouver, BC V6C 1G8.

COMPENSATION OF DIRECTORS
Compensation for the Named Executive Officers is disclosed above. In addition, during the fiscal year ended March 31, 2008, the Corporation agreed to pay each member of the Board an annual fee of $10,000 plus an attendance fee of $1,000 per Board meeting. The Corporation also agreed to pay each member of the Board an attendance fee of $500 per committee meeting.
Except as stated above, the Corporation has no standard arrangement pursuant to which directors are compensated by the Corporation for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX. There were no Options granted to directors during the most recently completed financial year.
The directors who are not officers of the Corporation were paid the following amounts as director’s fees for the year ended March 31, 2008:

Simon Anderson	$28,750
Benjamin Chen(1)	$13,957
Tom Du	$22,000
Guang (Michael) Luan	$8,361
John W. Sibert, III	$25,250
Kenneth M. Strong	$25,500
Victor Tong(2)	$11,092
Alan Yu(2)	$12,092

(1)	Ceased to be a director on July 27, 2007.

(2)	Alan Yu and Victor Tong were appointed by the Board July 15, 2007 and then elected as directors on September 17, 2007.
MANAGEMENT CONTRACTS
Management functions of the Corporation are substantially performed by senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted, except for the function of the Vice President of Regulatory Affairs and prior to June 1, 2008 the function of Chief Scientific Officer which functions have been performed by Dr. Anh Ho Ngoc since 2001 and the function of Chief Financial Officer which was performed by Vaughn Balberan from January 2, 2007 to August 13, 2007 and by Mike Lam from October 17, 2007 through November 20, 2007. See “Statement of Executive Compensation” for the compensation paid and options granted to Dr. Anh Ho Ngoc, Vaughn Balberan and Mike Lam for the past three years.
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES
As at the date hereof, there was no indebtedness in respect of the purchase of securities and other indebtedness owed to us or any of our subsidiaries (other than routine indebtedness) or to another entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries, by our present and former executive officers, directors and employees.
As at the date hereof and since the beginning of our most recently completed financial year, there was no indebtedness in respect of the purchase of securities and no other indebtedness owed to us or any of our subsidiaries (other than routine indebtedness) or to any other entity where the indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement provided by us or any of our subsidiaries, by any individual who is or was since the beginning of the recently completed financial year end a present or former executive officer or director of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any of the foregoing.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Corporation maintains directors’ and officers’ liability insurance in the aggregate amount of US$5 million subject to a deductible in respect of corporate reimbursement of US$100,000 for each loss related to securities claims or US$50,000 for non-securities related claims.
In the year ended March 31, 2008, the aggregate premium paid in respect of such insurance was US$61,600. The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed herein, the Corporation is not aware of any material interest, direct or indirect, of any Shareholder who holds more than 10% of the voting rights attached to the Restricted Voting Shares, any proposed nominee for election as a director, any director or officer of the Corporation or subsidiary of the Corporation or any Shareholder who holds more than 10% of the voting rights attached to the Restricted Voting Shares of the Corporation or any associate or affiliate of any of the foregoing, in any transaction which has been entered into since the commencement of the Corporation’s most recent completed financial year or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.
Alan Yu and Victor Tong are directors and committee members of the Corporation. Mr. Yu and Mr. Tong are also officers of CKLS or its affiliates and Mr. Yu is a director of an affiliate of CKLS. On July 15, 2007 WEX entered into a subscription agreement with CKLS with respect to a private placement of equity and debt (the “CKLS Financing”). The CKLS Financing closed on October 17, 2007. Under the terms of the CKLS Financing the CKLS Designee, an indirect wholly owned subsidiary of CKLS located at 369 Charles Pequy Est, La Prairie, Quebec J5R 3E8 subscribed for 16,327,272 Restricted Voting Shares of WEX at a price of $0.275 per share for total consideration of $4,490,000.00, one Class A Share for $1.00 and was issued a convertible debenture in the principal sum of $15,600,000.00, to be advanced in instalments through 2009. The CKLS Designee holds approximately 27% of the issued and outstanding Restricted Voting Shares. Pursuant to the agreements entered into by WEX in relation to the CKLS Financing, CKLS, through the CKLS Designee has the ability to exercise influence over the election of directors, to appoint and fill vacancies of specified officers and committee members and to restrict the operations of WEX. It should be noted that as a result of the relationship between WEX and CKLS, there is the potential for a conflict of interest to arise in respect of Mr. Yu and Mr. Tong’s duties to WEX and CKLS and its affiliates.
DIRECTORS
Number of Directors
Our Articles provide that our Board of Directors is to consist of a minimum of three (3) directors and a maximum of ten (10) directors. Our Board currently consists of seven directors (see “Corporate Governance — Board of Directors”). For this forthcoming year, we propose that the Board of Directors consist of seven (7) directors. Management therefore intends to place before the Meeting for approval an ordinary resolution fixing the Board of Directors at seven (7) directors to hold office for the ensuing year until the close of the next annual meeting of Shareholders or until a successor is duly elected or appointed.
The Board of Directors recommends to the Shareholders that the number of directors of the Corporation be fixed at seven (7) for the ensuing year. Unless otherwise instructed, the Management Designees named in the enclosed Form of Proxy will vote in favour of fixing the number of directors at seven (7).
Election of Directors
The term of office of each of the present directors expires at the Meeting. We propose that the directors noted below as nominees (which excludes Mr. Yu and Mr. Tong) be nominated for election by the holders of the Restricted Voting Shares at the Meeting as Management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director.
The Board recommends to the Shareholders the election of the directors noted as nominees in the table below to serve as directors for the ensuing year. Unless otherwise instructed, the Management Designees named in the enclosed Form of Proxy will vote in favour of the following proposed director nominees (which excludes Mr. Yu and Mr. Tong), or for substitute nominees in the event of contingencies not known at present.
The following table sets out the names of the current directors of the Corporation, all of whom are either nominees for election by the holders of Restricted Voting Shares as directors at the annual general meeting or are the directors that the Corporation understands will be elected by the CKLS Designee immediately following the annual general meeting pursuant to the CKLS Designees’ rights as the holder of the Class A Share. See “Voting Securities and Principal Holders of Voting Securities”. The following table also sets out the province or state and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of Restricted Voting Shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof. The following information concerning each of the directors is as of August 15, 2008 and is based on information received by the Corporation from the directors.

Each director elected by the holders of the Restricted Voting Shares will hold office until the next annual meeting of the Corporation and each of the directors to be elected by the CKLS Designees will hold office until the next election of directors by the CKLS Designee is made following the next annual general meeting of the Corporation or in either case until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the articles and bylaws of the Corporation or with the provisions of the Canada Business Corporations Act (the “CBCA”).

Number of Restricted
Voting Shares Held
and Percentage of
Name/Place of				Issued and
Residence and Officers			Periods during which	Outstanding
held with the			has served as a	Restricted Voting
Corporation	Status	Principal Occupation	Director	Shares

Alan Yu(2) (3)	To be elected by	Vice President and	July 15, 2007	Nil
Hong Kong, China	CKLS Designee	Chief Operating	to present
Director and Chairman		Officer of the CK
Life Sciences Group
in Hong Kong

Michael (Guang)	Nominee for	Businessman	April 13, 2005	2,644,800
Luan(3)	election by		to present	4.40%
Beijing, China	Shareholders
Director and Vice Chairman(4)

Victor Tong(1)	To be elected by	Chief Financial	July 15, 2007	Nil
Ontario, Canada	CKLS Designee	Officer of CK Life	to present
Director		Sciences (North
America) Inc.

Simon Anderson, CA(1)	Nominee for	Vice President,	December 16, 2005	Nil
British Columbia, Canada	election by	MCSI Consulting	to present
Director	Shareholders	Services Inc.

Dr. Tom Du(3)	Nominee for	Chief Consultant,	September 29, 2006	Nil
Maryland, USA	election by	Humphries	to present
Director	Shareholders	Industries Ltd.

Kenneth M. Strong(1) (2)	Nominee for	President and Chief	September 29, 2006	Nil
Ontario, Canada	election by	Executive Officer	to present
Director	Shareholders	S3Holdings, Inc.

John W. Sibert, III(2)	Nominee for	Managing Partner,	September 29, 2006	Nil
California, USA	election by	GFG China Partners	to present
Director	Shareholders	LLC

(1)	Member of the Audit Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Compensation and Nominating Committee.

(4)	Chairman from April 13, 2005 to October 17, 2007 and Vice Chairman since October 17, 2007.

Corporate Cease Trade Orders, Bankruptcies and Penalties and Sanctions
In relation to WEX’s failure to file its interim financial statement and management discussion and analysis for the interim financial period ended June 30, 2007, as required by National Instrument 51-102, WEX filed a Notice of Default dated August 17, 2007 and applied to the BCSC for an order precluding Management and other insiders from trading in its securities pending the filing of the foregoing documents. The BCSC issued a cease trade order on August 17, 2007. On September 17, 2007 the cease trade order was revoked, following the filing of WEX’s interim financial statements and Management discussion and analysis for the interim period ending June 30, 2007.
To the Company’s knowledge, except as otherwise disclosed in this Information Circular, none of the above-named directors are, or have been within the ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of a corporation which, while acting in that capacity or after they ceased to act in respect of any event that occurred while they were acting in such capacity was the subject of a cease trade or similar order or an order that denied such corporation access to any statutory exemptions for a period exceeding 30 consecutive days.
Mr. Kenneth Strong was a director of Supercritical Combustion Corporation (“SC”), a private company from 1995 to December 2002. SC voluntarily filed under Chapter 7 of the US Bankrutpcy Code in December 2002, SC’s assets were sold in 2003 and the bankruptcy case closed in 2005.
To the Company’s knowledge, except as otherwise disclosed in this Information Circular, none of the above-named directors are, or have been within the ten years before the date of this Information Circular, a director or executive officer of a corporation which while acting in that capacity or within one year of ceasing to act in such capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeds, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
To the Company’s knowledge, except as otherwise disclosed in this Information Circular, none of the above-named directors are, or have been within the ten years before the date of this Information Circular have became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeds, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
To the Company’s knowledge, except as otherwise disclosed in this Information Circular, none of the above-named directors are, or have been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder deciding to vote for a proposed director.
CORPORATE GOVERNANCE
Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada and by the Canadian Securities Administrators (the “CSA”). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.
The Board and Management believe that sound corporate governance practices are essential to the performance of the Corporation. To this end, governance practices and policies have been developed by the Corporation and are reviewed regularly as to their appropriateness. The following sets out the Corporation’s approach to corporate governance and addresses the Corporation’s compliance with NI 58-101.

Board of Directors
The Board is elected by the shareholders and oversees the conduct of the business and affairs of the Corporation, supervises its Management and endeavours to ensure that all major issues affecting the Corporation are given appropriate consideration. In fulfilling its responsibilities, the Board delegates to Management the authority to manage the Corporation’s day-to-day business, while reserving the ability to review Management decisions. The Board discharges its responsibilities through its Committees and through Management.
The directors are kept informed of the Corporation’s operations at meetings of the Board and its Committees and through reports and discussions with Management. In addition to its primary roles of overseeing corporate performance and providing quality, depth and continuity of Management to meet the Corporation’s strategic objectives, the Board, among other things:
•	approves business, strategic and financial plans and monitors the implementation of such plans;

•	approves financial communications to shareholders;

•	oversees the Corporation’s financial reporting and disclosure;

•	approves items such as the issue of securities and compensation and employee benefits, including incentive stock option grants; and

•	approves changes in the bylaws of the Corporation and submits them to shareholders for approval.
The Chairman of the Board is responsible for settling the agenda for each Board meeting, ensuring that directors are kept informed of appropriate corporate matters, chairing the meetings and acting as a key liaison between the Board and senior Management. The Chairman is independent within the meaning of that term in National Instrument 52-110.
The independent status of each individual director is reviewed annually by the Board. The Board considers a director to be independent if he has no direct or indirect material relationship with the Corporation which in the view of the Board of Directors could reasonably be perceived to materially interfere with the exercise of the director’s independent judgment. The Board has determined that all of the directors are independent. Although Mr. Yu and Mr. Tong are officers of CKLS or its affiliates, Mr. Yu is a director of an affiliate of CKLS and CKLS through the CKLS Designee in relation to the CKLS Financing has some influence over the affairs and operations of the Corporation, the Board has determined that Mr. Yu and Mr. Tong are independent. See “Interests of Management and Others in Material Transactions”.
The Board examines its size annually to determine whether the number of directors is appropriate. The Board believes that the composition of the Board fairly represents the interests of Shareholders.
The Board believes that all directors should attend all meetings of the Board and all meetings of each committee of which a director is a member. The following table summarizes directors’ attendance at Board meetings from April 1, 2007 to March 31, 2008:

Name	Board Meetings Attended

Simon Anderson	15 out of 15
Benjamin Chen(2)	5 out of 5
Tom Du	12 out of 15
Guang (Michael) Luan	15 out of 15
John W. Sibert, III	15 out of 15
Kenneth M. Strong	15 out of 15
Victor Tong(3)	10 out of 11
Edge R. Wang(1)	8 out of 8
Alan Yu(3)	9 out of 11

(1)	Ceased to be a director on September 18, 2007.

(2)	Ceased to be a director on July 27, 2007.

(3)	Alan Yu and Victor Tong were appointed July 15, 2007.

Directorships
The following table provides information about directors of the Corporation who are also directors of other publicly-traded companies.

Name	Names, trading symbols and headquarters of other publicly-traded companies	Position
Simon Anderson	Sinovac Biotech Ltd, Beijing, China, AMEX - SVA	Director
Simon Anderson	International Beryllium Corporation, Canada, TSXV - IB	Director
Alan Yu	CK Life Sciences Int’l., (Holdings) Inc., Hong Kong, GEM - 8222	Director
Board Mandate
The Board currently carries out its mandate directly or through its committees described below and the Chief Executive Officer. The Mandate for the Board is attached to this Information Circular as Schedule A.
Position Descriptions
The Board has not developed written position descriptions for the chair and the chair of each Board committee or the Chief Executive Officer, although a brief general description of her duties is included in the Chief Executive Officer’s employment contract. To date we have followed the general policy that the Chief Executive Officer is responsible for day-to-day operational management and Board approval is required for any significant other matters.
Orientation and Continuing Education
The Board has an informal process for the orientation of new Board members regarding the role of the Board, its committees and its directors and the nature of operation of the business. New directors meet with senior Management and incumbent directors.
No ongoing continuing education is currently provided by the Corporation. Board members are expected to keep up to date with corporate governance developments.
Ethical Business Conduct Skills and Knowledge
The Board has adopted a written code of conduct for the Corporation’s directors, officers and employees, which is available on our website and on SEDAR at www.sedar.com. The Board does not have a formal program to monitor compliance with the Code. However, since the Corporation has only eight employees in Canada, the Board is satisfied that the informal monitoring by Chief Executive Officer is adequate.
The Board requires that directors provide disclosure to it of all boards and committees of which they are members, and all offices held, at other reporting issuers. The Board also requires conflicts of interest to be disclosed to the Corporation’s Corporate Governance Committee. In the event that conflicts of interest arise, a director who has such a conflict is required to disclose the conflict and (except in limited circumstances) to abstain from voting in respect of the matter. In addition, in considering transactions and agreements in respect of which a director has a material interest, the Board will require that the interested person absent themselves from portions of Board or committee meetings so as to allow independent discussion of points in issue and the exercise of independent judgment. In appropriate cases, the Corporation may also establish a special committee of independent directors to review a matter in which directors or Management may have a conflict.
Nomination of Directors
With advice and input from the Compensation and Nominating Committee, the Board, in identifying new candidates for board nomination, will:
(a)	consider what competencies and skills the board, as a whole, should process;
(b)	assess what competencies and skills each existing director possesses; and
(c)	consider the appropriate size of the board, with a view to facilitating effective decision-making.

The nomination of directors is undertaken by the Compensation and Nominating Committee, a committee which is to be composed of three directors, all of whom are independent directors. The Committee reviews the composition of the Board annually, assesses the effectiveness of the board annually, identifies new candidates for nomination as directors to the Board and makes recommendations to the Board for nominees for election as directors. In that regard, the Compensation and Nominating Committee considers the competencies and skills each new nominee will bring to the Corporation and whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member.
Board Committees
Compensation and Nominating Committee
The Compensation and Nominating Committee assists the board of directors in fulfilling its oversight responsibilities relating to compensation. The Committee’s role includes establishing a remuneration and benefits plan for directors, executives and other key employees and reviewing the adequacy and form of compensation of directors and senior Management. The Committee is responsible to oversee the development and implementation of compensation programs in order to support the Corporation’s business objectives and attract and retain key executives. The Committee also reviews and makes recommendations to the Corporation’s board of directors regarding the Corporation’s incentive compensation equity-based plans. In addition, the Committee is responsible for identifying and recommending candidates qualified to become directors and board committee members (see “Directors – Election of Directors” and “Nomination of Directors” above) and to ensure that an effective Chief Executive Officer’s succession plan is in place. The current members of the Compensation and Nominating Committee are Alan Yu (Chair), Michael Luan and Tom Du, all of whom are independent directors.
The Charter for the Compensation and Nominating Committee is attached to this Information Circular as Schedule B.
Corporate Governance Committee
The Corporate Governance Committee assists the board of directors in fulfilling its oversight responsibilities relating to the governance of the Corporation and its relationship with senior Management. The Committee oversees the Corporation’s investor relations and public relations activities. The members of the Corporate Governance Committee are Alan Yu (Chair), John Sibert and Kenneth M. Strong, all of whom are independent.
The Charter for the Corporate Governance Committee is attached to this Information Circular as Schedule C.
Audit Committee
The Audit Committee assists the board of directors in fulfilling its responsibilities for oversight of financial and accounting matters. In addition to recommending the auditors to be nominated and reviewing the compensation of the auditors, the committee is responsible for overseeing the work of the auditors, and pre-approving non-audit services. The committee also reviews the Corporation’s annual and interim financial statements and releases containing information taken from the Corporation’s financial statements prior to their release. The Committee is responsible for reviewing the acceptability and quality of the Corporation’s financial reporting and accounting standards and principles and any proposed material changes to them or their application. The current members of the Audit Committee are Victor Tong (Chair), Simon Anderson and Kenneth M. Strong, all of whom are independent.
The Audit Committee has a published mandate, which is attached to the Corporation’s Annual Information Form filed with Canadian securities regulators via SEDAR at www.sedar.com.
The Corporation’s Annual Information Form (“AIF”) for the year ended March 31, 2008 sets out particulars regarding the Audit Committee’s charter, the experience and education of the members of the Audit Committee, the Audit Committee’s pre-approval policies and procedures for non-audit services and the service fees paid to our auditor, as well as other related matters.

Assessments
The Board, its committees and individual directors are not regularly assessed with respect to their effectiveness and contribution. However, the Compensation and Nominating Committee and the Corporate Governance Committee share the responsibility for overseeing the evaluation of the contribution of individual directors.
APPOINTMENT AND REMUNERATION OF AUDITOR
Shareholders will be asked to vote for the appointment of Deloitte & Touch LLP, Chartered Accountants, as the auditors of the Company to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix the auditor’s remuneration.
The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touch LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company’s auditor to hold office until the next Annual General Meeting of the Shareholders, at a remuneration to be fixed by the Directors.
Deloitte & Touch LLP was appointed as the auditors of the Company effective August 1, 2008, replacing the Company’s former auditor, Manning Elliot LLP, Chartered Accountants. The Company’s determination to change auditors was not a result of any “Reportable Event” as such term is defined in National Instrument 51-102 (“NI 51-102”).
Enclosed with this Circular is a copy of the Reporting Package (as defined in NI 51-102) that has been filed with the requisite securities regulatory authorities. The Reporting Package is attached hereto as Schedule “D” and forms a part of this Circular. The Reporting Package consists of: (i) Notice of Change of Auditor; (ii) Letter from Manning Elliott LLP, Chartered Accounts; and (iii) Letter from Deloitte & Touche LLP.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).
SHAREHOLDERS PROPOSALS
Pursuant to Section 137 of the CBCA, any notice of a Shareholder proposal intended to be raised at the annual meeting of Shareholders of the Corporation to be held during 2009 must be submitted to the Corporation at its registered office, to the attention of the Secretary, on or before June 25, 2009 to be considered for inclusion in the management information circular for that annual meeting of the Shareholders.
It is the position of the Corporation that Shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.
OTHER BUSINESS
Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION
Additional information relating to the Corporation is available at www.sedar.com. In addition, shareholders may contact the Corporation in writing at 1601-700 West Pender Street, Vancouver, BC V6C 1G8, Attention: Annie Chen or by email at wex@wexpharma.com to request copies of the Corporation’s financial statements and MD&A.
Financial information regarding the Corporation is provided in the Corporation’s comparative financial statements and related MD&A for the year ended March 31, 2008.
APPROVAL
The contents and sending of this Information Circular have been approved by the directors of the Corporation.

ON BEHALF OF THE BOARD OF DIRECTORS OF WEX PHARMACEUTICALS INC.

“Dr. Bin Huang”
Dr. Bin Huang President and Chief Executive Officer

SCHEDULE A
BOARD MANDATE

MANDATE
OF
THE BOARD OF DIRECTORS
OF
WEX PHARMACEUTICALS INC.
As Adopted by the Board of
Directors on April 28, 2006

WEX PHARMACEUTICALS INC.
(the “Company”)
BOARD OF DIRECTORS
MANDATE
1. ROLE AND RESPONSIBILITIES
1.1 The Board of Directors (the “Board”) is responsible for the stewardship of the Company. This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.
1.2 The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board no later than 4 months prior to the fiscal year end as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.
1.3 The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.
1.4 The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.
1.5 The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.
1.6 The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.
1.7 The Board is responsible for the Company’s communication policies, which:
(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public,
(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure, and
(c)	are reviewed at least annually

1.8 The Board is responsible for the integrity of the Company’s internal control and management information systems.
1.9 The Board is responsible for acting in accordance with all applicable laws, the Company’s bylaws and the Company’s Director, Officer and Employee Code of Business Conduct and Ethics.
1.10 The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Canada Business Corporations Act. In exercising their powers and discharging their duties, each director shall:
(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgement regardless of the existence of relationships or interests which could interfere with the exercise of independent judgement; and

(d)
(i) disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii) such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.
(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.
1.11 The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:
(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.
1.12 The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. The following are the current committees of the Board:
(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Nominating Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Corporate Governance and Nominating Committee is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(c)
the Compensation Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules. The role of the Compensation Committee is to:

(i)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(ii)	review the adequacy and form of compensation of directors and senior management;

(iii)	establish a plan of succession;

(iv)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(v)	make recommendations to the Board
2. COMPOSITION
2.1 From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.
2.2 The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is unrelated or independent is the responsibility of the Board.
2.3 If at any time the Company has a significant shareholder, meaning a shareholder with the ability to exercise a majority of the votes for the election of the Board, the Board will include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and who fairly reflects the investment in the Company by shareholders other than the significant shareholder.
2.4 The Board should, as a whole, have the following competencies and skills:
(a)	knowledge of the biotechnology and pharmaceutical industry, including knowledge of current corporate governance guidelines;

(b)	scientific knowledge sufficient to understand the challenges and risks associated with the development of the Company’s product candidates;

(c)	financial and accounting expertise.

3. PROCEDURES TO ENSURE EFFECTIVE OPERATION
3.1 The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.
3.2 If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.
3.3 The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.
3.4 An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.
3.5 The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.
3.6 The Board shall institute procedures for receiving shareholder feedback.
3.7 The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.
3.8 The non-management directors shall meet at least twice yearly without any member of management being present.
3.9 The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:
(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the commencement, termination or material amendment to any human clinical trial;

(g)	the creation of subsidiaries;

(h)	the creation of new Company bank accounts;

(i)	payment of dividends;

(j)	proxy solicitation material;

(k)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(l)	any material change to the business of the Company;

(m)	the appointment of members on any committee of the Board;

(n)	capital expenditures in excess of CAD$50,000 outside of the annual budget;

(o)	entering into any professional engagements where the fee is likely to exceed CAD$50,000 outside of the annual budget;

(p)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$100,000 outside the annual budget;

(q)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$50,000 other than product guarantees outside the annual budget;

(r)	the appointment or discharge of any senior officer of the Company;

(s)	entering into employment contracts with any senior officers;

(t)	initiating or defending any law suits or other legal actions; and
3.10 The Board, together with the CEO and with the assistance of the Corporate Governance and Nominating Committee, shall develop position descriptions for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

SCHEDULE B
COMPENSATION AND NOMINATING COMMITTEE CHARTER

CHARTER
OF
THE COMPENSATION AND NOMINATING COMMITTEE
OF
WEX PHARMACEUTICALS INC.
As Approved by the Board of
Directors on April 28, 2006

WEX PHARMACEUTICALS INC.
(the “Company”)
COMPENSATION AND NOMINATING COMMITTEE CHARTER
The Compensation and Nominating Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) establish a remuneration and benefits plan for directors, executives and other key employees; (ii) establish procedures for the identification of new nominees to the Board and lead the candidate selection process; (iii) review the adequacy and form of compensation of directors and senior management; (iv) establish a plan of succession; (v) undertake the performance evaluation of the CEO in consultation with the Chair; and (v) make recommendations to the Board.
Duties and Responsibilities
Human Resources
•	To review the corporate succession and development plans for the Company at the executive officer level.

•	To review and approve any hirings, transfers, promotions and severance or similar termination payments proposed to be made to any current or former member of senior management of the Company.

•	To review and monitor executive development programs and management assessment programs.

•	To prepare and issue the evaluations and reports required under the heading “Reports” below.

•	To review and monitor the overall employment environment of the Company.

•	To consider any such other human resources issues as it considers appropriate or as may be referred to it by the Board.
Compensation
•
In consultation with senior management, the Committee shall establish the Company’s general compensation philosophy, and oversee the development and implementation of compensation programs in order to support the Company’s overall business objectives, attract and retain key executives and provide appropriate compensation at a reasonable cost while enhancing shareholder value creation.

•
To review and approve corporate goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and set the CEO’s compensation level based on this evaluation, subject to the approval of the Board. In determining the long-term incentive component of CEO compensation, the Committee shall consider, among other factors, the terms of CEO’s employment agreement, the Company’s performance and relative shareholder return, the value of similar incentive awards to CEOs at comparable companies and the awards given to the CEO in past years.

•	To review and approve any compensation and compensation programs applicable to the senior management of the Company. In undertaking such review the Committee will:
(a)
obtain compensation data concerning companies that would be regarded as comparable to the Corporation, and, to the extent possible, understand the basis upon which such comparable companies compensate senior management;

(b)
ensure that the CEO has a policy of meeting with senior management from time to time with a view to understanding personal needs, requirements and expectations and monitor the Company’s responsiveness to the concerns of senior management; and

(c)	document proceedings and decisions with a view to justifying, to the extent necessary, decisions that have been reached to shareholders and other key stakeholders.
•
To make recommendations to the Board with respect to the Company’s incentive compensation plans and equity-based plans, oversee the activities of the individuals and committees responsible for administering these plans, and discharge any responsibilities imposed on the Committee by any of these plans.

•
To exercise all of the powers of the Board with respect to the Stock Option Plans of the Company approved by the Board, including the authorization of stock option grants and the making of determinations and the exercise of discretion contemplated by the Plans.

•	To review and approve stock option grant guidelines proposed by management (taking into account the limits of Stock Option Plans requiring shareholder approval).

•	To specifically review and approve any amendment to an existing stock option, subject to the obtaining of any required consents of applicable stock exchanges or securities regulatory authorities.

•	To recommend to the Board, from time to time, the remuneration to be paid by the Company to directors in light of time commitment, fees paid by comparable companies and responsibilities.

•	To review executive compensation disclosure before the Company publicly discloses this information.

•	To keep abreast of current developments in executive compensation in companies engaged in similar industries.

•	Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Company’s compensation programs.

Nominating Directors
•	To identify and recommend candidates qualified to become directors.

•
In identifying and recommending candidates, the Committee shall take into consideration such factors as it deems appropriate, including judgement, skill, diversity, experience with businesses and other organizations of comparable size and the need for particular expertise on the Board.

•	To determine whether candidates are “unrelated” or “independent” under applicable securities laws and applicable stock exchange rules.

•	To recommend board members for appointment to committees of the Board.

•
In recommending a candidate for committee membership, the Committee shall take into consideration the factors set forth in this Charter as well as any other factors it deems appropriate, including without limitation the consistency of the candidate’s experience with the goals of the committee and the interplay of the candidate’s experience with the experience of other committee members.

•
In the event of a vacancy in the office of a director (except a vacancy created by an increase in the size of the Board or a failure to elect the minimum number of directors provided for in the Articles), the Committee shall recommend a candidate to fill such vacancy either through appointment by the Board or through election by the shareholders.

•	To make recommendations to the Board from time to time as to changes that the Committee believes to be desirable to the size of the Board or any committee thereof.

•
To maintain an orientation and educational program for new directors in order to familiarize new directors with the business of the Company, its management and professional advisors and its facilities.

Membership
•
The Committee shall consist solely of three or more members of the Board, each of whom the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

•
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

•	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Procedures
•
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

•
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

•
No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

•	The Committee will meet as many times as is necessary to carry out its responsibilities. The Chair or any two members may call meetings.

•
The time and the place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the bylaws of the Company or otherwise determined by resolution of the Board.

•
The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, compensation consultants or other experts or consultants, as it deems appropriate.

•
The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

Reports
•	The Committee shall produce the following reports and provide them to the Board:
(a)	An annual Report of the Compensation Committee on Executive Compensation for inclusion in the Company’s annual proxy statement.

(b)
An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(c)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

SCHEDULE C
CORPORATE GOVERNANCE COMMITTEE CHARTER

WEX PHARMACEUTICALS INC.
(the “Company”)
CORPORATE GOVERNANCE COMMITTEE CHARTER
The Corporate Governance Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to: (i) develop and monitor the effectiveness of the Company’s system of corporate governance; (ii) develop and implement orientation procedures for new directors; (iii) assess the effectiveness of directors, the Board and the various committees of the Board; (iv) ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and (v) assist the Board in setting the objectives for the Chief Executive Officer of the Company (the “CEO”) and evaluating CEO performance.
Duties and Responsibilities
Corporate Governance
To develop and recommend to the Board a set of corporate governance principles applicable to the Company, and to review those principles at least once a year. This requires the Committee to stay abreast of corporate governance developments and to respond to applicable corporate governance guidelines and rules.
To oversee the evaluation of the Board, committees of the Board and the contribution of individual directors.
To report on corporate governance as required by public disclosure requirements.
To ensure that appropriate processes are established by the Board to: (a) oversee strategic direction and development and review of ongoing results of operations; (b) to oversee the Company’s investor relations and public relations activities and to ensure that procedures are in place for the effective monitoring of the shareholder base, receipt of shareholder feedback and response to shareholder concerns.
To assist the Board in its annual review and revision of the written objectives of the CEO and guidance for the development of corporate strategy.
To ensure that an effective CEO succession plan is in place, including emergency succession.
To assist the Board in assessing and evaluating CEO performance.
To establish procedures for meetings of the Board and to otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest.
To review the proposed annual agenda for, and provide recommendations as to, additional topics for discussion at meetings of the Board.
To assist in the proper delineation of the roles, duties and responsibilities of management and the Board and delegation of authority by the Board to its committees and to management.

Establishment of Policies
To review and approve strategic corporate policies, such as disclosure policies, insider trading policies, confidentiality policies and corporate codes of conduct, conflict of interest policies and other relevant policies associated with ensuring an effective system of corporate governance.
To review related party transactions to ensure that they reflect market practice and are in the best interests of the Company.
Membership
The Committee shall consist of three or more members of the Board, each of whom qualifies as an “unrelated or “independent” director under applicable securities laws and applicable stock exchange rules.
Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.
The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.
Proposed members of the Committee should have experience in corporate governance and/or human resources.
Procedures
The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.
The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

SCHEDULE D
REPORTING PACKAGE

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street, Vancouver,
B. C. Canada, V6C 1G8
Tel: 604-683-8880 Fax: 604-683-8868 Toll Free: 1-800-722-7549
World Wide Web: http://www.wexpharma.com
E-Mail; wex@wexpharma.com	Listed: Toronto Stock Exchange Canada Trading Symbol: WXI
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Toronto Stock Exchange
Manning Elliott LLP
Chartered Accountants
1100 — 1050 West Pender Street
Vancouver, BC V6E 3S7
Deloitte & Touche LLP
Chartered Accountants
2800 — 1055 Dunsmuir Street
Vancouver, BC V7X 1P4
NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL INSTRUMENT 51-102
WEX Pharmaceuticals Inc. (the “Company”) wishes to advise that the Company’s auditor, Manning Elliott LLP, has resigned effective August 01, 2008 at the request of the Company.
The resignation of Manning Elliott LLP and the appointment of Deloitte & Touche LLP, as successor auditor to fill the vacancy in the position of auditor have been considered and approved by the Company’s audit committee and by the board of directors. The Company’s audit committee and board of directors have reviewed the documents relating to the change of auditor.
There have been no reservations contained in the audit reports of Manning Elliott LLP, for the two most recently completed fiscal years and any subsequent period. There are no reportable events between the Company and Manning Elliott LLP, and there have been no qualified opinions or denials of opinion of Manning Elliott LLP.
Dated at Vancouver, British Columbia, this 5th day of August, 2008.

WEX PHARMACEUTICALS INC.

Bin Huang
President and Chief Executive Officer

August 8, 2008

TO:	Alberta Securities Commission British Columbia Securities Commission Ontario Securities Commission Autorité des marches financiers Toronto Stock Exchange
Dear Sir or Madam:

Re:	Wex Pharmaceuticals Inc., Change of Auditor Notice
We have read the Change of Auditor Notice dated August 5, 2008 from Wex Pharmaceuticals Inc. (the “Notice”), delivered to us pursuant to National Instrument 51-102-Continuous Disclosure Obligations.
In this regard, we confirm that we are in agreement with the information contained in that Notice based on our knowledge of the information that we have on the Company at this time.

Yours truly,

MANNING ELLIOTT LLP

Deloitte & Touche LLP 1 Place Ville Marie Suite 3000 Montreal QC H3B 4T9 Canada Tel: 514-393-5246 Fax: 514-390-4113 www.deloitte.ca
August 6, 2008
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Toronto Stock Exchange
WEX Pharmaceuticals Inc.
700 West Pender Street, Suite 1601
Vancouver BC V6C 1G8
Manning Elliott LLP
Chartered Accountants
1050 West Pender Street, Suite 1100
Vancouver BC V6E 3S7
Dear Sirs:

Re:	WEX Pharmaceuticals Inc.
We confirm that we have reviewed the Notice of Change of Auditor dated August 5, 2008 prepared by WEX Pharmaceuticals Inc. and forwarded to us in accordance with National Instrument 51-102 and, based upon the information known to us at this time, we agree with the information contained in the notice.

Yours truly,

Chartered Accountants
Per:
Philippe Leroux, CA
Audit Partner
Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer